Filed pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended (File No. 333-137247)


                                  PROSPECTUS

                                  SORELL INC.
                               9,420,000 SHARES OF
                                  COMMON STOCK

     This prospectus relates to the sale by the selling stockholders of 9,420,000 shares of our common stock, including 4,000,000 shares of common stock issuable pursuant to $2,000,000 principal amount of senior convertible notes with an initial conversion price of $0.50 per share, 320,000 shares of common stock issuable as payment of interest on the senior convertible notes and 4,800,000 shares of common stock issuable upon exercise of warrants. The selling stockholders may sell common stock from time to time in the principal market on which the stock is traded at the prevailing market price, in negotiated transactions or through any other means described in the section entitled "Plan of Distribution" beginning on page 10 of this prospectus. The selling stockholders may be deemed underwriters of the shares of common stock which they are offering. We will pay the expenses of registering these shares.

     Our common stock is registered under Section 12(g) of the Securities Exchange Act of 1934, as amended, and is quoted on the OTC Bulletin Board under the symbol SLLI.OB. The closing sale price for our common stock on September 7, 2006 was $0.53 per share.

            Investing in our common stock involves substantial risks.
                    See "Risk Factors," beginning on page 2.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

            The date of this prospectus is September 22, 2006

                                TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary                                                          1
Risk Factors                                 .                              2
Forward Looking Statements                                                  5
Use of Proceeds                                                             6
Selling Stockholders                                                       10
Plan of Distribution                                                       11
Market for Common Equity and Related Stockholder Matters                   12
Management's Discussion and Analysis of Financial Condition and Results of
Operations                                                                 13
Description of Business                                                    22
Description of Property                                                    27
Legal Proceedings                                                          27
Management                                                                 28
Executive Compensation                                                     29
Certain Relationships and Related Transactions                             29
Security Ownership of Certain Beneficial Owners and Management             30
Description of Securities                                                  30
Indemnification for Securities Act Liabilities                             30
Legal Matters                                                              30
Experts                                                                    30
Available Information                                                      30
Index to Consolidated Financial Statements                                F-1

                               PROSPECTUS SUMMARY

     The following summary highlights selected information contained in this prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire prospectus carefully, including the "Risk Factors" section, the financial statements and the notes to the financial statements.

                                   SORELL INC.

     We are engaged in the business of manufacturing, research and development and sales of consumer electronics. Our product line includes mobile phones, MP3 players, MP3 CD Players, Portable Media Players, mobile cameras and other devices.

     We have incurred losses during each the past two fiscal years and subsequent interim quarterly period. For the six months ended June 30, 2006, we generated $9,012,419 in revenue and incurred a net loss of $5,283,163. At June 30, 2006, we had a working capital deficiency of $13,014,364 and an accumulated deficit of $14,339,588. For the years ended December 31, 2005 and 2004, we generated revenue of $41,619,260 and $111,228,815, respectively, and incurred net losses of $11,285,886 and $760,040, respectively. As a result of our recurring losses, our auditors, in their report dated April 10, 2006, have expressed substantial doubt about our ability to continue as going concern.

     Our principal offices are located at Buk-ri 35, Nama-Myun, Yongin City, Gyeonggi-do, Republic of Korea, and our telephone number is 82-31-329-8700. We are a Nevada corporation.

                                  THE OFFERING

Common stock outstanding before
the offering.....................  30,720,641  shares.

Common stock offered by
selling stockholders............   9,420,000  shares,  which  includes
                                   4,000,000 shares of common stock issuable upon conversion of $2,000,000 principal amount of senior convertible notes with an initial conversion price of $0.50 per share, 320,000 shares of common stock issuable as interest on the senior convertible notes and 4,800,000 shares of common stock issuable upon exercise of warrants.

Common stock to be outstanding
after the offering..............   39,840,641 shares.

Use of proceeds.................   We  will  not  receive  any  proceeds  from
                                   the sale of the common stock hereunder. We will receive the sale price of any common stock we sell to the selling stockholders upon exercise of warrants for cash. We expect to use the proceeds received from the exercise of warrants, if any, for general working capital purposes. The selling stockholders are entitled to exercise the warrants on a cashless basis if the shares of common stock underlying the warrants are not then registered pursuant to an effective registration statement. In the event the selling stockholders exercise the warrants on a cashless basis, we will not receive any proceeds.

OTCBB Symbol....................   SLLI.OB

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
                                  RISK FACTORS

     This investment has a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this prospectus. Each of the following risks may materially and adversely affect our business, results of operations and financial condition. These risks may cause the market price of our common stock to decline, which may cause you to lose all or a part of the money you paid to buy our common stock

RISKS RELATED TO OUR BUSINESS:

WE HAVE A HISTORY OF LOSSES WHICH MAY CONTINUE AND WHICH MAY NEGATIVELY IMPACT OUR ABILITY TO ACHIEVE OUR BUSINESS OBJECTIVES.

     We have incurred losses during each the past two fiscal years and subsequent interim quarterly period. For the three months ended March 31, 2006, we generated $2,947,318 in revenue and incurred a net loss of $1,745,604. At June 30, 2006, we had a working capital deficiency of $13,014,364 and an accumulated deficit of $9,012,419. For the years ended December 31, 2005 and 2004, we generated revenue of $41,619,260 and $111,228,815, respectively, and incurred net losses of $11,285,886 and $760,040, respectively. As a result of our recurring losses, our auditors, in their report dated April 10, 2006, have expressed substantial doubt about our ability to continue as going concern. There can be no assurance that future operations will be profitable. Our failure to increase our revenue significantly or improve our gross margins will harm our business. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future. If our revenue grows more slowly than we anticipate, our gross margins fail to improve, or our operating expenses exceed our expectations, our operating results will suffer. The prices we charge for our products may decrease, which would reduce our revenues and harm our business. If we are unable to sell our products at acceptable prices relative to our costs, or if we fail to develop and introduce on a timely basis new products from which we can derive additional revenues, our financial results will suffer.

IF OUR PRODUCTS BECOME INCOMPATIBLE WITH EVOLVING INDUSTRY STANDARDS AND MARKET TRENDS, OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS MAY SUFFER.

     Our ability to compete in the future will depend on our ability to identify and ensure compatibility with evolving industry standards and market trends. Unanticipated changes in market trends and industry standards could render our products incompatible with products developed by major hardware manufacturers and software developers. As a result, we could be required to invest significant time and resources to redesign our products or obtain license rights to technologies owned by third parties to ensure compatibility with relevant industry standards and market trends. We may not be able to redesign our products as needed or obtain the necessary third-party licenses to satisfy market demand. If our products fail to maintain compatibility with prevailing market trends and industry standards for a significant period of time, we could miss crucial cycles, which could result in a material loss of revenue.

IF THE PROTECTION OF OUR INTELLECTUAL PROPERTY RIGHTS IS INADEQUATE, OUR ABILITY TO COMPETE SUCCESSFULLY COULD BE IMPAIRED.

     We regard our patents, copyrights, trademarks, trade secrets and similar intellectual property as critical to our business. We rely on a combination of patent, trademark and copyright law and trade secret protection to protect our proprietary rights. Nevertheless, the steps we take to protect our proprietary rights may be inadequate. Detection and elimination of unauthorized use of our products is difficult. We may not have the means, financial or otherwise, to prosecute infringing uses of our intellectual property by third parties. Further, effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country in which we will sell our products and offer our services. If we are unable to protect or preserve the value of our patents, trademarks, copyrights, trade secrets or other proprietary rights for any reason, our business, operating results and financial condition could be harmed.

     Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims that our products infringe upon the proprietary rights of others or that proprietary rights that we claim are invalid. Litigation could result in substantial costs and diversion of resources and could harm our business, operating results and financial condition regardless of the outcome of the litigation.

     Other parties may assert infringement or unfair competition claims against us. We cannot predict whether third parties will assert claims of infringement against us, or whether any future claims will prevent us from operating our business as planned. If we are forced to defend against third-party infringement claims, whether they are with or without merit or are determined in our favor, we could face expensive and time-consuming litigation, which could distract technical and management personnel. If an infringement claim is determined against us, we may be required to pay monetary damages or ongoing royalties. Further, as a result of infringement claims, we may be required, or deem it advisable, to develop non-infringing intellectual property or enter into costly royalty or licensing agreements. Such royalty or licensing agreements, if required, may be unavailable on terms that are acceptable to us, or at all. If a third party successfully asserts an infringement claim against us and we are required to pay monetary damages or royalties or we are unable to develop suitable non-infringing alternatives or license the infringed or similar intellectual property on reasonable terms on a timely basis, it could significantly harm our business.

VARIOUS RISKS ASSOCIATED WITH FOREIGN SALES AND SUPPLIERS MAY CAUSE OUR REVENUE TO DECLINE AND/OR OUR OPERATING EXPENSES TO INCREASE.

     Export sales have been and continue to be a critical part of our business. Sales to customers located outside of Korea (including sales to customers in the United States) accounted for 40% of our revenue during the fiscal year ended December 31, 2005 and 4% of our revenue during the fiscal year ended December 31, 2004. Given our recent contracts, we expect that revenue derived from foreign sales will begin to represent a significant portion of our total revenue in future periods. Foreign sales are subject to a variety of risks, including fluctuations in currency exchange rates, tariffs, import restrictions and other trade barriers, unexpected changes in regulatory requirements, longer accounts receivable payment cycles, potentially adverse tax consequences and export license requirements. In addition, we are subject to the risks inherent in conducting business internationally including foreign government regulation, political and economic instability, and unexpected changes in diplomatic and trade relationships. Moreover, the laws of certain foreign countries in which our products may be developed, manufactured or sold, may not protect our intellectual property rights to the same extent as do our current protections, thus increasing the possibility of piracy of our products and intellectual property. Any of these risks may cause our revenue to decline and/or our operating expenses to increase.

INCREASED  TENSIONS  WITH  NORTH  KOREA  COULD  ADVERSELY  AFFECT  OUR BUSINESS,
FINANCIAL  CONDITION  AND  RESULTS  OF  OPERATIONS.

     Relations between Korea and North Korea have been tense over most of Korea's modern history. The level of tension between Korea and North Korea has fluctuated and may increase or change abruptly as a result of current and future events, including ongoing contacts at the highest levels of the governments of Korea and North Korea. The level of tension between Korea and North Korea, as well as between North Korea and the United States, has increased as a result of a public announcement that North Korea possesses nuclear weapons and has declared that it will not participate in the six-party talks with Korea, the United States, China, Japan and Russia. Since then, the parties to the six-party talks have individually and collectively attempted to persuade North Korea to rejoin the six-party talks aimed at disarming North Korea's nuclear weapons program. This tension has increased substantially recently as a result of proposed and actual North Korean ballistic missile tests. The United States, Japan and South Korea have all sought sanctions against North Korea in the United Nations Securities Council which has been vigorously opposed by North Korea, and less vigorously opposed by China and Russia. There can be no assurance that the level of tensions will not escalate. Any further increase in tensions, which may occur, for example, if high-level contacts break down or military hostilities occur, could harm our business, financial condition and results of operations.

OUR RESULTS OF OPERATIONS COULD BE ADVERSELY AFFECTED BY RISKS ASSOCIATED WITH THE EXCHANGE RATE FLUCTUATIONS OF THE KOREAN WON.

Because we operate through our subsidiary in Korea, we maintain a substantial portion of our cash in Korean won and we make investments in Korean won denominations. Our results of operations, which are accounted for in U.S. dollars, accordingly are affected by risks associated with exchange rate fluctuations between the Korean won and the U.S. dollar. The value of the Korean won may decline or increase substantially against the U.S. dollar. Fluctuations of the value of the Korean won relative to the U.S. dollar may cause us to recognize material foreign exchange losses which could adversely affect our results of operations and financial condition.

IF WE ARE UNABLE TO HIRE AND RETAIN SKILLED PERSONNEL OUR BUSINESS AND FINANCIAL RESULTS COULD BE NEGATIVELY AFFECTED.

     Our future success depends in part on the continued service of our key engineering, sales, marketing, manufacturing, finance and executive personnel, and our ability to identify, hire and retain additional personnel. There is strong competition for qualified personnel in our industry, and we cannot assure you that we will be able to continue to attract and retain qualified personnel necessary for the development of our business. We have experienced the loss of personnel through headcount reductions and attrition. All our executive officers are employees "at will" which generally means that their employment We do not maintain key person insurance on any of our personnel. If we are not able to maintain key personnel, if our headcount is not appropriate for our future direction, or if we fail to recruit key personnel critical to our future direction in a timely manner, this may have a material adverse effect on our business, financial condition and results of operations.

MANY OF OUR COMPETITORS ARE LARGER AND HAVE GREATER FINANCIAL AND OTHER RESOURCES THAN WE DO AND THOSE ADVANTAGES COULD MAKE IT DIFFICULT FOR US TO COMPETE WITH THEM.

     The market for consmer electronic products is intensely competitive and is characterized by rapid technological change, evolving industry standards and declining average selling prices. Many of our current and potential competitors have longer operating histories, greater name recognition, more employees and significantly greater financial, technical, marketing, public relations and distribution resources than we do. In addition, new competitors with potentially unique or more desirable products may enter the market at any time. The competitive environment may require us to make changes in our products, pricing, support services or marketing to maintain and extend our current product offerings and technology. Price concessions or the emergence of other pricing and distribution strategies or technologies of competitors may reduce our revenue or margins, any of which will harm our business. Other changes we have to make in response to competition could cause us to expend significant financial and other resources, disrupt our operations, strain relationships with partners, or release products and enhancements before they are thoroughly tested, any of which could harm our operating results and stock price.

RISKS RELATED TO OUR SECURITIES:

OUR HISTORIC STOCK PRICE HAS BEEN VOLATILE AND THE FUTURE MARKET PRICE FOR OUR COMMON STOCK IS LIKELY TO CONTINUE TO BE VOLATILE. FURTHER, THE LIMITED MARKET FOR OUR SHARES WILL MAKE OUR PRICE MORE VOLATILE. THIS MAY MAKE IT DIFFICULT
FOR  YOU  TO  SELL  OUR  COMMON  STOCK FOR A POSITIVE RETURN ON YOUR INVESTMENT.

     The public market for our common stock has historically been very volatile. Over the last two completed fiscal years and subsequent quarterly periods, the market price for our common stock has ranged from $0.10 to $1.96 (See "Market for Common Equity and Related Stockholder Matters" on page __ of this prospectus). Any future market price for our shares is likely to continue to be very volatile. This price volatility may make it more difficult for you to sell shares when you want at prices you find attractive. We do not know of any one particular factor that has caused volatility in our stock price. However, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies. Broad market factors and the investing public's negative perception of our business may reduce our stock price, regardless of our operating performance. Further, the market for our common stock is limited and we cannot assure you that a larger market will ever be developed or maintained. Our common stock is presently quoted on the OTC Bulletin Board. The last reported sale price for our common stock on August 4, 2006, was $0.90 per share. Market fluctuations and volatility, as well as general economic, market and political conditions, could reduce our market price. As a result, this may make it difficult or impossible for you to sell our common stock for a positive return on your investment.

OUR COMMON STOCK IS SUBJECT TO THE "PENNY STOCK" RULES OF THE SEC AND THE TRADING MARKET IN OUR SECURITIES IS LIMITED, WHICH MAKES TRANSACTIONS IN OUR STOCK CUMBERSOME AND MAY REDUCE THE VALUE OF AN INVESTMENT IN OUR STOCK.

     The Securities and Exchange Commission has adopted Rule 3a51-1 which establishes the definition of a "penny stock," for purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, Rule 15g-9 requires:

- - that a broker or dealer approve a person's account for transactions in penny stocks; and
- - the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased

     In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

- - obtain financial information and investment experience objectives of the person; and
- - make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

     The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form:

- -     sets forth the basis on which the broker or dealer made the suitability determination; and
- -     that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

     Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

     Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

                           FORWARD-LOOKING STATEMENTS

     Information in this prospectus contains forward-looking statements. These forward-looking statements can be identified by the use of words such as "believes," "estimates," "could," "possibly," "probably," "anticipates," "projects," "expects," "may," or "should" or other variations or similar words. No assurances can be given that the future results anticipated by the forward-looking statements will be achieved. The following matters constitute cautionary statements identifying important factors with respect to those forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the future results anticipated by those forward-looking statements. A description of key factors that have a direct bearing on our results of operations is provided above under "Risk Factors" beginning on page 2 of this Prospectus.

                                 USE OF PROCEEDS

     This prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling stockholders. We will not receive any proceeds from the sale of shares of common stock in this offering.

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
     However, we will receive the exercise price of any shares of common stock we issue to the selling stockholders upon exercise of warrants for cash. We expect to use the proceeds received from the exercise of the warrants, if any, for general working capital purposes. The selling stockholders are entitled to exercise the warrants on a cashless basis if the shares of common stock underlying the warrants are not then registered pursuant to an effective registration statement. In the event the selling stockholders exercise the warrants on a cashless basis, we will not receive any proceeds.

                              SELLING STOCKHOLDERS

     The selling stockholders acquired their securities pursuant our May 2006 and June 2006 financing transactions, the material terms of which are described beginning on page 19 of this prospectus. The shares of common stock being offered by the selling stockholders are issuable upon conversion of our outstanding senior convertible notes, as interest on the senior convertible notes and upon exercise of warrants issued in connection with such senior convertible notes. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except for the ownership of the senior convertible notes and warrants, to our knowledge, the selling stockholders have not had any material relationship with us within the past three years.

     The table below lists the selling stockholders and other information regarding the beneficial ownership of our common stock by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of the senior convertible notes and warrants, as of August 4, 2006, assuming conversion of all senior convertible notes and exercise of the warrants held by the selling stockholders on that date, without regard to any limitations on conversions or exercise.

     The third column lists the shares of common stock being offered by this prospectus by the selling stockholders. Because the conversion price of the senior convertible notes, the price used to determine the number of interest shares and the exercise price of the warrants may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. In the event the number of shares offered by this prospectus is less then the number of shares that may be issued pursuant to the senior convertible notes and warrants, we will file a new registration statement to cover the resale of additional shares should that become necessary. The fourth column assumes that all shares of common stock underlying our senior convertible notes and warrants will be issued and sold pursuant to this prospectus.

     Under the terms of the senior convertible notes and the warrants, a selling stockholder may not convert the senior convertible notes or exercise the warrants to the extent such conversion or exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of our then outstanding shares of common stock following such conversion or exercise, excluding for purposes of such determination shares of common stock issuable upon conversion of the senior convertible notes which have not been converted and upon exercise of the warrants which have not been exercised. The number of shares in the second column does not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See "Plan of Distribution" beginning on page 10 of this prospectus.

                                                                                             NUMBER OF SHARES OF
                                                                                             COMMON STOCK OWNED
                                         NUMBER OF SHARES OF    MAXIMUM NUMBER OF SHARES     AFTER THE OFFERING
                                         COMMON STOCK OWNED     OF COMMON STOCK TO BE SOLD
NAME OF SELLING STOCKHOLDER              PRIOR TO THE OFFERING  PURSUANT TO THIS PROSPECTUS               NUMBER     PERCENT
- -----------------------------------      ---------------------  ---------------------------               ------     ---------

Alpha Capital AG
                                                       832,000                   832,000 (1)                    0        0%
Lake Street Fund, L.P.
                                                     1,040,000                 1,040,000 (2)                    0        0%
MidSouth Investor Fund LP
                                                     1,248,000                 1,248,000 (3)                    0        0%
SovGEM LIMITED
                                                     1,040,000                 1,040,000 (4)                    0        0%

                                        6

Zevi & Diana Wolmark
                                                       312,000                    312,000(5)                    0        0%
James Donahue II Roth IRA
                                                       104,000                   104,000 (6)                    0        0%
James Donahue II SEP IRA
                                                       104,000                   104,000 (7)                    0        0%
James Donahue II
                                                       104,000                   104,000 (8)                    0        0%
Scharl L.L.C.
                                                       208,000                   208,000 (9)                    0        0%
Dennis J. Klien
                                                       208,000                  208,000 (10)                    0        0%
John Curtis Schreur
                                                       104,000                  104,000 (11)                    0        0%
James Menz Profit Sharing Plan
                                                       208,000                  208,000 (12)                    0        0%
Jan Emanual Koe
                                                       208,000                  208,000 (13)                    0        0%
Vekoe Partners
                                                       208,000                  208,000 (14)                    0        0%
ABBA Properties
                                                       208,000                  208,000 (15)                    0        0%
Avrom Balsam
                                                       104,000                  104,000 (16)                    0        0%
Stevens & Company, LLC
                                                       124,800                  124,800 (17)                    0        0%
Arbor Research Holdings, Inc.
                                                       291,200                  291,200 (18)                    0        0%
Ruth Bayer
                                                       104,000                  104,000 (19)                    0        0%
Iroquois Master Fund Ltd.
                                                       416,000                  416,000 (20)                    0        0%
Timothy M. Holmes Rev. Trust
                                                       416,000                  416,000 (21)                    0        0%
Eric R. Samuelson
                                                       208,000                  208,000 (22)                    0        0%
William & Deborah Kurtz LLC
                                                       104,000                  104,000 (23)                    0        0%
Donald F. Lysacek
                                                       104,000                  104,000 (24)                    0        0%
Brian R. Workman
                                                       104,000                  104,000 (25)                    0        0%
Roger E. Gambol
                                                       104,000                  104,000 (26)                    0        0%
Joseph T. McGann
                                                       104,000                  104,000 (27)                    0        0%
New York Global Securities
                                                       252,000                  252,000 (28)                    0        0%
Westminster Securities Corporation
                                                        80,000                   80,000 (29)                    0        0%
Chicago Investment Group
                                                       160,000                  160,000 (30)                    0        0%
Todd R. Rowley
                                                       252,000                  252,000 (31)                    0        0%
Jonathan Blum
                                                        56,000                   56,000 (32)                    0        0%

                                        7

Global Business Partners Holdings, Inc.
                                                       300,000                  300,000 (33)                    0        0%

TOTAL SHARES OFFERED                                                              9,420,000
                                                                                  ==========

(1) Represents: (a) 400,000 shares of common stock issuable upon conversion of $200,000 principal amount of senior convertible notes; (b) 32,000 shares of common stock issuable as payment of interest at the rate of 8% per annum on the senior convertible notes; and (c) 400,000 shares of common stock issuable upon exercise of warrants. Konrad Ackerman has voting and dispositive control over the securities held by Alpha Capital AG.
(2) Represents: (a) 500,000 shares of common stock issuable upon conversion of $250,000 principal amount of senior convertible notes; (b) 40,000 shares of common stock issuable as payment of interest at the rate of 8% per annum on the senior convertible notes; and (c) 500,000 shares of common stock issuable upon exercise of warrants. Scott Hood and Fred Astman have voting and dispositive control over the securities held by Lake Street Fund LP.
(3) Represents: (a) 600,000 shares of common stock issuable upon conversion of $300,000 principal amount of senior convertible notes; (b) 48,000 shares of common stock issuable as payment of interest at the rate of 8% per annum on the senior convertible notes; and (c) 600,000 shares of common stock issuable upon exercise of warrants. Lyman O. Heidtke has voting and dispositive control over the securities held by MidSouth Investor Fund LP.
(4) Represents: (a) 500,000 shares of common stock issuable upon conversion of $250,000 principal amount of senior convertible notes; (b) 40,000 shares of common stock issuable as payment of interest at the rate of 8% per annum on the senior convertible notes; and (c) 500,000 shares of common stock issuable upon exercise of warrants. Peter Charles St. George has voting and dispositive control over the securities held by SovGEM LIMITED.
(5) Represents: (a) 150,000 shares of common stock issuable upon conversion of $75,000 principal amount of senior convertible notes; (b) 12,000 shares of common stock issuable as payment of interest at the rate of 8% per annum on the senior convertible notes; and (c) 150,000 shares of common stock issuable upon exercise of warrants.
(6) Represents: (a) 50,000 shares of common stock issuable upon conversion of $25,000 principal amount of senior convertible notes; (b) 4,000 shares of common stock issuable as payment of interest at the rate of 8% per annum on the senior convertible notes; and (c) 50,000 shares of common stock issuable upon exercise of warrants.
(7) Represents: (a) 50,000 shares of common stock issuable upon conversion of $25,000 principal amount of senior convertible notes; (b) 4,000 shares of common stock issuable as payment of interest at the rate of 8% per annum on the senior convertible notes; and (c) 50,000 shares of common stock issuable upon exercise of warrants.
(8) Represents: (a) 50,000 shares of common stock issuable upon conversion of $25,000 principal amount of senior convertible notes; (b) 4,000 shares of common stock issuable as payment of interest at the rate of 8% per annum on the senior convertible notes; and (c) 50,000 shares of common stock issuable upon exercise of warrants.
(9) Represents: (a) 100,000 shares of common stock issuable upon conversion of $50,000 principal amount of senior convertible notes; (b) 8,000 shares of common stock issuable as payment of interest at the rate of 8% per annum on the senior convertible notes; and (c) 100,000 shares of common stock issuable upon exercise of warrants. Matthew Scharl has voting and dispositive control over the securities held by Scharl L.L.C.
(10) Represents: (a) 100,000 shares of common stock issuable upon conversion of $50,000 principal amount of senior convertible notes; (b) 8,000 shares of common stock issuable as payment of interest at the rate of 8% per annum on the senior convertible notes; and (c) 100,000 shares of common stock issuable upon exercise of warrants.
(11) Represents: (a) 50,000 shares of common stock issuable upon conversion of $25,000 principal amount of senior convertible notes; (b) 4,000 shares of common stock issuable as payment of interest at the rate of 8% per annum on the senior convertible notes; and (c) 50,000 shares of common stock issuable upon exercise of warrants.
(12) Represents: (a) 100,000 shares of common stock issuable upon conversion of $50,000 principal amount of senior convertible notes; (b) 8,000 shares of common stock issuable as payment of interest at the rate of 8% per annum on the senior convertible notes; and (c) 100,000 shares of common stock issuable upon exercise of  warrants.
(13) Represents: (a) 100,000 shares of common stock issuable upon conversion of $50,000 principal amount of senior convertible notes; (b) 8,000 shares of common stock issuable as payment of interest at the rate of 8% per annum on the senior convertible notes; and (c) 100,000 shares of common stock issuable upon exercise of warrants.
(14) Represents: (a) 100,000 shares of common stock issuable upon conversion of $50,000 principal amount of senior convertible notes; (b) 8,000 shares of common stock issuable as payment of interest at the rate of 8% per annum on the senior convertible notes; and (c) 100,000 shares of common stock issuable upon exercise of warrants. Jan Koe has voting and dispositive control over the securities held by Vekoe Properties.
(15) Represents: (a) 100,000 shares of common stock issuable upon conversion of $50,000 principal amount of senior convertible notes; (b) 8,000 shares of common stock issuable as payment of interest at the rate of 8% per annum on the senior convertible notes; and (c) 100,000 shares of common stock issuable upon exercise of warrants. Avrom Balsam has voting and dispositive control over the securities held by ABBA Properties.
(16) Represents: (a) 50,000 shares of common stock issuable upon conversion of $25,000 principal amount of senior convertible notes; (b) 4,000 shares of common stock issuable as payment of interest at the rate of 8% per annum on the senior convertible notes; and (c) 50,000 shares of common stock issuable upon exercise of warrants.
(17) Represents: (a) 60,000 shares of common stock issuable upon conversion of $30,000 principal amount of senior convertible notes; (b) 4,800 shares of common stock issuable as payment of interest at the rate of 8% per annum on the senior convertible notes; and (c) 60,000 shares of common stock issuable upon exercise of warrants. Jim Stevens has voting and dispositive control over the securities held by Stevens & Company, LLC.
(18) Represents: (a) 140,000 shares of common stock issuable upon conversion of $70,000 principal amount of senior convertible notes; (b) 11,200 shares of common stock issuable as payment of interest at the rate of 8% per annum on the senior convertible notes; and (c) 140,000 shares of common stock issuable upon exercise of warrants. Jim Stevens has voting and dispositive control over the securities held by Arbor Research Holdings, Inc.
(19) Represents: (a) 50,000 shares of common stock issuable upon conversion of $25,000 principal amount of senior convertible notes; (b) 4,000 shares of common stock issuable as payment of interest at the rate of 8% per annum on the senior convertible notes; and (c) 50,000 shares of common stock issuable upon exercise of warrants.
(20) Represents: (a) 200,000 shares of common stock issuable upon conversion of $100,000 principal amount of senior convertible notes; (b) 16,000 shares of common stock issuable as payment of interest at the rate of 8% per annum on the senior convertible notes; and (c) 200,000 shares of common stock issuable upon exercise of warrants. Joshua Silverman has voting and dispositive control over the securities held by Iroquois Master Fund Ltd.
(21) Represents: (a) 200,000 shares of common stock issuable upon conversion of $100,000 principal amount of senior convertible notes; (b) 16,000 shares of common stock issuable as payment of interest at the rate of 8% per annum on the senior convertible notes; and (c) 200,000 shares of common stock issuable upon exercise of warrants. Timothy Holmes has voting and dispositive control over the securities held by Timothy M. Holmes Rev. Trust.
(22) Represents: (a) 100,000 shares of common stock issuable upon conversion of $50,000 principal amount of senior convertible notes; (b) 8,000 shares of common stock issuable as payment of interest at the rate of 8% per annum on the senior convertible notes; and (c) 100,000 shares of common stock issuable upon exercise of warrants.
(23) Represents: (a) 50,000 shares of common stock issuable upon conversion of $25,000 principal amount of senior convertible notes; (b) 4,000 shares of common stock issuable as payment of interest at the rate of 8% per annum on the senior convertible notes; and (c) 50,000 shares of common stock issuable upon exercise of warrants. William and Deborah Kurtz have voting and dispositive control over the securities held by William & Deborah Kurtz LLC.
(24) Represents: (a) 50,000 shares of common stock issuable upon conversion of $25,000 principal amount of senior convertible notes; (b) 4,000 shares of common stock issuable as payment of interest at the rate of 8% per annum on the senior convertible notes; and (c) 50,000 shares of common stock issuable upon exercise of warrants.
(25) Represents: (a) 50,000 shares of common stock issuable upon conversion of $25,000 principal amount of senior convertible notes; (b) 4,000 shares of common stock issuable as payment of interest at the rate of 8%
per annum on the senior convertible notes; and (c) 50,000 shares of common stock issuable upon exercise of warrants.
(26) Represents: (a) 50,000 shares of common stock issuable upon conversion of $25,000 principal amount of senior convertible notes; (b) 4,000 shares of common stock issuable as payment of interest at the rate of 8% per annum on the senior convertible notes; and (c) 50,000 shares of common stock issuable upon exercise of warrants.
(27) Represents: (a) 50,000 shares of common stock issuable upon conversion of $25,000 principal amount of senior convertible notes; (b) 4,000 shares of common stock issuable as payment of interest at the rate of 8% per annum on the senior convertible notes; and (c) 50,000 shares of common stock issuable upon exercise of warrants.
(28) Represents shares of common stock issuable upon exercise of warrants, which were issued to New York Global Securities for services provided to the Company in its recent private placement offerings. Todd Rowley has the voting and dispositive rights over the shares held by New York Global Securities.
(29) Represents shares of common stock issuable upon exercise of warrants, which were issued to Westminster Securities Corporation for services provided to the Company in its recent private placement offerings. John P. O'Shea has the voting and dispositive rights over the shares held by Westminster Securities Corporation.
(30) Represents shares of common stock issuable upon exercise of warrants, which were issued to Chicago Investment Group for services provided to the Company in its recent private placement offerings. George Reilly has the voting and dispositive rights over the shares held by Chicago Investment Group.
(31) Represents shares of common stock issuable upon exercise of warrants, which were issued for services provided to the Company in its recent private placement offerings.
(32) Represents shares of common stock issuable upon exercise of warrants, which were issued for services provided to the Company in its recent private placement offerings.
(33) Represents shares of common stock, which were issued to Global Business Partners Holdings, Inc for services provided to the Company. Richard Langley has the voting and dispositive rights over the shares held by Global Business Partners Holdings, Inc.

                              PLAN OF DISTRIBUTION

     We are registering the shares of common stock issuable upon conversion of our outstanding senior convertible notes, as interest on the senior convertible notes and upon exercise of warrants issued in connection with such senior convertible notes to permit the resale of these shares of common stock by the selling stockholders named in this prospectus from time to time. We will not receive any proceeds from the sale of shares of common stock in this offering. However, we will receive the exercise price of any shares of common stock we issue to the selling stockholders upon exercise of warrants for cash. We expect to use the proceeds received from the exercise of the warrants, if any, for general working capital purposes. We will bear all fees and expenses incident to our obligation to register the shares of common stock offered hereby.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent's commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

     - on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

     -         in  the  over-the-counter  market;

     - in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

     - through the writing of options, whether such options are listed on an options exchange or otherwise;

     - ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

     - block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     - purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

     - an exchange distribution in accordance with the rules of the applicable exchange;

     -         privately  negotiated  transactions;

     -         short  sales;

     -         sales  pursuant  to  Rule  144;

     - broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

     -         a  combination  of  any  such  methods  of  sale;  and

     -         any  other  method  permitted  pursuant  to  applicable  law.

     If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

     The selling stockholders may pledge or grant a security interest in some or all of the senior convertible notes or warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

     The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

     Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

     There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

     The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

     We will pay all expenses of the registration of the shares of common stock pursuant to this prospectus. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

     Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     Our common stock is currently quoted on the OTC Bulletin Board under the symbol "SLLI.OB." For the periods indicated, the following table sets forth the high and low bid prices per share of common stock. These prices represent inter-dealer quotations without retail markup, markdown, or commission and may not necessarily represent actual transactions.

               Fiscal 2006     Fiscal 2005     Fiscal 2004
                ------------   ------------    ------------
Quarter Ended  High    Low    High   Low      High   Low
- -------------  ----    ---    ----   ---      ----   ---
March 31       $1.96  $1.25   $0.13  $0.12    $0.45  $0.10
June 30        $1.55  $1.01   $0.30  $0.14    $0.45  $0.11
September 30   N/A     N/A    $1.50  $0.27    $0.45  $0.12
December 31    N/A     N/A    $1.55  $1.03    $0.13  $0.11

  As of September 7, 2006, our shares of common stock were held by approximately 165 stockholders of record. The number of record holders was determined from the records of our transfer agent and does not include beneficial owners' common stock whose shares are held in the names of various securities brokers, dealers and registered clearing agencies. The transfer agent of our common stock is Continental Stock Transfer & Trust Company.

DIVIDENDS
- ---------

     We have not declared any dividends on our common stock since our inception and we have no present intention of paying any cash dividends on our common stock in the foreseeable future. The payment by us of dividends, if any, in the future, rests within the discretion of our Board of Directors and will depend, among other things, upon our earnings, our capital requirements and our financial condition, as well as other relevant factors. There are no restrictions in our articles of incorporation or bylaws that restrict us from declaring dividends.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

     The following table shows information with respect to equity compensation plans under which our common stock is authorized for issuance as of the fiscal year ended December 31, 2005.

                      EQUITY COMPENSATION PLAN INFORMATION


                                                                      NUMBER OF SECURITIES
                                                                      REMAINING AVAILABLE FOR
                      NUMBER OF SECURITIES                            FUTURE ISSUANCE UNDER
                      TO BE ISSUED UPON         WEIGHTED AVERAGE      EQUITY COMPENSATION
                      EXERCISE OF               EXERCISE PRICE OF     PLANS (EXCLUDING
                      OUTSTANDING OPTIONS,      OUTSTANDING OPTIONS,  SECURITIES REFLECTED IN
PLAN CATEGORY         WARRANTS AND RIGHTS       WARRANTS AND RIGHTS   COLUMN (A)
- ----------------------------------------------------------------------------------------------
                                  (A)                    (B)                    (C)
- --------------------------------------  ---------------------  ---------------------

                                       12

EQUITY COMPENSATION PLANS
APPROVED BY SECURITY HOLDERS      ---                    ---                    ---
- ----------------------------------------------------------------------------------------------

EQUITY COMPENSATION PLANS
NOT APPROVED BY SECURITY
HOLDERS                           ---                    ---                    ---
- ----------------------------------------------------------------------------------------------


TOTAL                             ---                    ---                    ---
- ----------------------------------------------------------------------------------------------

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

     The information in this registration statement contains forward-looking statements. All statements other than statements of historical fact made in this registration statement are forward looking. In particular, the statements herein regarding industry prospects and future results of operations or financial position are forward-looking statements. In many cases, you can identify forward-looking statements by terminology, such as "may," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms and other comparable terminology. Forward-looking statements reflect management's current expectations and are inherently uncertain. Known and unknown risks, uncertainties and other factors could cause our actual results to differ materially from those projected in any forward-looking statements.

     The following discussion and analysis should be read in conjunction with the consolidated financial statements of Sorell Inc. included herewith. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the best present assessment of our management.

GENERAL  OVERVIEW

     We were established in October 1998 as a spin-off of the DVS production department from Samsung Electronics. That unit, which was responsible for producing Samsung camcorders, was born again as S-Cam Co., Ltd., which was responsible for manufacturing Samsung Electronics products as an Electronics Manufacturing Services provider.

     Since 2002, through our operating subsidiary S-Cam Co., Ltd., we have been actively investing in research to develop consumer electronic products such as MP3 players under our own brand name "Sorell." Revenue from Sorell brand products has amounted to approximately 50% of total revenues for the first quarter of 2006 (2005 was 44.2%).

GOING  CONCERN

     Our consolidated financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. We have experienced recurring losses since inception that raise substantial doubt as to our ability to continue as a going concern. For the six months ended June 30, 2006, we generated $9,012,,419 in revenue and incurred a net loss of $5,283,163. At June 30, 2006, we had a working capital deficiency of $13,014,364 and an accumulated deficit of $14,339,588. For the years ended December 31, 2005 and 2004, we generated revenue of $41,619,260 and $111,228,815, respectively, and incurred net losses of $11,285,886 and $760,040, respectively. Our ability to continue as a going concern is contingent upon our ability to secure additional financing when needed, continuing sales of our products and attaining profitable operations.

Our management is pursuing various sources of equity financing in addition to increasing sales revenue. During the year ended December 31, 2005, we shifted our primary focus to the production of goods under the brand name "Sorell." During the first quarter of 2006, we entered into two major contracts for sales of our GPS and NF1 products to China and Europe for a total of $21.9 million. We shipped an initial 50 units to Europe for a road test and during July shipped an additional aggregate of 3,000 units. We began generating revenues on a monthly basis from these contracts in June.

Although the Company has plans to pursue additional financing, there can be no assurance that the Company will be able to secure financing when needed or obtain such on terms satisfactory to the Company, if at all.

CRITICAL  ACCOUNTING  POLICIES

REVENUE  RECOGNITION

     We generate revenues from sales of manufactured goods and merchandise, as well as subcontracted processing and assembly of goods. Revenues from products sales and processing are recognized, in accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB No. 101"), when delivery has occurred provided there is persuasive evidence of an agreement, the fee is fixed or determinable and collection of the related receivable is probable.

PROVISION  FOR  WARRANTY

     We account for estimated warranty costs relating to our "Sorell" brand products during the warranty period of one year. Estimated costs of product warrants are charged to current operations at the time of sale and are included in the balance sheet as part of accounts payable.

CURRENCY  TRANSLATION

     Our functional currency is Korean Won. Adjustments to translate these statements into U.S. dollars at the balance sheet date are recorded in other comprehensive income. Foreign currency transactions of the Korean operation have been translated to Korean Won at the rate prevailing at the time of the transactions. Balance sheet items recorded in foreign currencies have been translated to Korean Won at the year end rate. Realized foreign exchange gains and losses have been charged to income in the year realized.

COMPREHENSIVE  INCOME

     We have adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes the standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income is presented in the statements of stockholders' deficit, and consists of net income and unrealized gains (losses) on: available-for-sale, marketable securities; foreign currency translation adjustments and changes in market value of future contracts that qualify as a hedge; and negative equity adjustments recognized in accordance with SFAS No. 87. SFAS No. 130 requires only additional disclosures in the financial statements and does not affect our financial position or results of operations.

PROPERTIES  AND  EQUIPMENT

     We state properties and equipment at cost. We capitalize major renewals and betterments, and expense the costs of repairs and maintenance as they are incurred. We compute depreciation according to the following recovery periods and depreciation methods:

Buildings                  40  years     Straight  line
Leasehold  improvements     2  years     Straight  line
Machinery                   6  years     Declining  balance
Tools  and  equipment       6  years     Declining  balance
Vehicles                    6  years     Declining  balance
Furniture  and  fixtures    6  years     Declining  balance



INVENTORIES

     We state inventories at the lower of cost or net realizable value. Net realizable value is selling price minus selling expenses.

     The cost of inventories is determined on the weighted average method, except for materials-in-transit for which the specific identification method is used.

INVESTMENTS

     Investments in available-for-sale securities are recorded in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Equity securities that are not held principally for the purpose of selling in the near term are reported at fair market value with unrealized holding gains and losses excluded from earnings and reported as a separate component of stockholders' equity.

FINANCIAL  INSTRUMENTS

     The fair values of cash equivalents, short-term and long-term investments, and short-term debt are their approximate costs. The estimated fair values of other financial instruments, including debt, equity and risk management instruments, have been determined using market information and valuation methodologies, primarily discounted cash flow analysis. These estimates require considerable judgment in interpreting market data, and changes in assumptions or estimation methods could significantly affect the fair value estimates.

RECENT  ACCOUNTING  PRONOUNCEMENTS

     In November 2004, the FASB issued SFAS No. 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4" (SFAS No. 151). This statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 requires that those items be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred in fiscal years beginning after June 15, 2005. We do not expect SFAS No. 151 to have a significant impact on our financial statements.

In May 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No. 3 (SFAS No. 154). SFAS No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle. It requires retrospective application of any change in accounting principle to prior periods' financial statements. SFAS No. 154 is effective for the first fiscal period beginning after December 15, 2005. We do not expect SFAS No. 154 to have a significant impact on our consolidated financial statements.

RESULTS  OF  OPERATIONS

SIX  MONTHS  ENDED  JUNE  30,  2006  COMPARED  TO SIX MONTHS ENDED JUNE 30, 2005

     Total revenues in the six months ended June 30, 2006 were $9,012,419 compared to $18,532,603 for the six months ended June 30, 2005. For the six months ended June 30, 2006, we reported a net loss of $5,283,163 compared to a net loss in the comparable quarter of 2005 of $7,569,191.

The reduction in revenues during this period is directly attributable to the continuation of our planned reduction of our Electronic Manufacturing Services business, as well as the impact of the first quarter on the six months which has historically reflected reduced product demand. In addition, we were completing the preparation and production of our new product line which we released in April 2006. Sales from that product line commenced during the second quarter of 2006 and will continue to be realized in greater amounts in subsequent quarters.

The second quarter also saw the commencement of our shipment of product under our new contracts for the sale of our GPS and NF1 products. These should continue to grow in subsequent quarters.

     Our gross profit margin ratio changed from negative 15.8% in the six months ended June 30, 2005 to negative 22.7% for the six months ended June 30, 2006. The change in profit margin reflects the effects of overhead reductions as a result of our move out of the Electronic Manufacturing Services business and into the branded-product business. We expect these margins to improve. We also expect improvement from specific steps we took to reduce costs in our general business. In addition, we substantially reduced bad debt expense by approximately 65% from the elimination of the Electronic Manufacturing Services business (from $1,272,912 in the six months ended June 30, 2005 to $173,770 in the six months ended June 30, 2006). We also substantially reduced the overall cost of warranties, with actually a net positive warranty cost of $303,779 in the six months ended June 30, 2006 resulting from the termination of previous warranty periods.

     Cost of sales decreased by $12,065,436 or approximately 48.5% to $12,204,626 in the six months ended June 30, 2006 from $24,270,062 in the six months ended June 30, 2005. The decrease was primarily due to the substantial reduction of our Electronic Manufacturing Services business as well as decreased product demand during the first quarter as a result of seasonal fluctuations. As a percentage of revenue, cost of sales was 135% for the six months ended June 30, 2006 compared to approximately 130% for the comparable period in 2005.

     Our operating expenses decreased by $921,834 or approximately 77.3% to $3,144,486 in the six months ended June 30, 2006 from $4,066,320 in the six months ended June 30, 2005 again primarily as a result of the reduction in revenues attributable to our change in the Electronic Manufacturing Services business.

     Our net loss decreased $1,807,594 to $5,283,163 or a loss of $0.18 loss per common share for the six months ended June 30, 2006, from a net loss of $7,090,757, or $1,32 loss per common share, for the six months ended June 30, 2005. This substantial reduction in loss per share is attributable to our focus on changing on business to a more profitable overall operation through sale of our own branded products.

LIQUIDITY  AND  CAPITAL  RESOURCES

     We have been in operation since October 1998 to manufacture and sell consumer electronic products. We have consistently had revenue growth until 2004, when we undertook a substantial restructuring of our operations as described further under the "Results of Operations" section above.

     As with most manufacturing operations, we are dependent on substantial bank loans to support our equipment, plants and other operations. At June 30, 2006, these loans consisted of $25,430,307 of current loans payable and $4,532,200 of long term loans payable, compared to $17,403,182 of current loans payable and $4,415,664 of long term loans payable at June 30, 2005.

CURRENT  LOANS  PAYABLE

Our  current  loans  payable for June 30, 2006 and June 30, 2005 are as follows:

BANK NAME                      INTEREST      MATURITY DATE                      2006                           2005

Industrial Bank of Korea           5.90%  October 20, 2006                    $  827,390                     $  459,800
The Export - Import
Bank of Korea             Libor+1.17%     November 18, 2006                    1,830,271                      1,973,384
City Bank                          6.95%  November 29, 2006                    3,704,810                      4,356,000
Shinhan Bank                        6.5%  August 4, 2006                         915,258                      1,292,945
Korea Exchange Bank                5.93%  October 20, 2006                     1,684,652                      2,707,437
Hana Bank                             7%  September 21, 2006                     421,600                        968,000
Hana Bank                 6.58% to 7.01%  November 6, 2006                       367,686                              -
Jo Hung Bank                       6.00%  December 26, 2006                    1,085,620                              -
Letters of Credit                                                                942,631                      1,362,808
                                                                          --------------                   ------------
                                                                          $   11,779,918                    $13,120,374
                                                                          --------------                   ------------



The current loans are payable monthly, interest only, and are secured as follows;

The Export - Import Bank of Korea loan of $1,830,271 is guaranteed by the Korea Technology Credit Guarantee Fund up to $924,885.

The City Bank loan of $3,704,810 is guaranteed by the Korea Credit Guarantee Fund up to $2,963,898 and a term deposit of $326,740 as described in note 3.

The Shinhan Bank loan of $915,258 is guaranteed by the Korea Technology Credit Guarantee Fund up to $779,433.

The Korea Exchange Bank loan of $1,684,652 is guaranteed by the Korea Technology Credit Guarantee Fund up to $1,433,440.

The Hana Bank loan of $421,600 is guaranteed by a second charge of the Company's land and building as described in note 5 with a carrying value of $5,809,155. The Hana Bank loan of $367,686 is guaranteed by a term deposit of $105,400 as described in note 3.

The Jo Hung Bank loan of $1,085,620 is guaranteed by a term deposit of $252,960 as described in note 3.

Letters of Credit with Korea Exchange Bank is guaranteed by the Korea Credit Guaranteed Fund up to $1,075,080.

The  Industrial  Bank  of  Korea  loan  of  $827,390  is  unsecured.

LONG  TERM  LOANS  PAYABLE

     We have one long term loan payable at June 30, 2006 with Industrial Bank of Korea.

The Industrial Bank of Korea loans are payable quarterly, interest only at 3.5% to 4.4% for the first three years of the term. Principal will be payable quarterly, commencing in 2007, for the balance of the term. The loans will mature March and May of 2012. The loans are guaranteed by a first charge on the land and building as described in note 5 with a carrying value of $5,809,155. Principal repayments of long term debt is comprised as follows:

2007     $    442,439
2008          884,940
2009          884,940
2010          884,940
2011          884,940
2012          550,001
              -------
      $     4,532,200

We believe that we will be able to continue satisfying our cash and other capital requirements through continued additional bank financing. However, there is no written or otherwise commitment from any such bank to provide any additional cash to us beyond what has already been provided. We may need to seek financings in addition to our existing bank financing to grow and support our current operations. We will also seek additional financing for potential acquisitions. We currently do not have sufficient cash reserves to meet all of our anticipated obligations for the next twelve months. Accordingly, we will need to seek funding in the near future.

JUNE  2006  PRIVATE  PLACEMENT

     On June 9, 2006, we entered into a Securities Purchase Agreement with 23 accredited investors and sold to such accredited investors: (i) $1,000,000 principal amount of senior convertible notes; and (ii) warrants to purchase up to 2,000,000 shares of common stock, resulting in gross proceeds of $1,000,000. The sale of the senior convertible notes and warrants was exempt from registration requirements pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder.

The senior convertible notes bear interest at 8% per annum payable quarterly, they mature one year from the date of issuance and are convertible into shares of our common stock at the investors' option at $0.50 per share, subject to adjustment. If after the subscription date we complete a financing transaction that results in gross proceeds of at least $5,000,000, then we are required to promptly deliver written notice thereof to the holders of the senior convertible notes and the holders may thereafter require us to redeem the senior convertible notes. If at any time after the subscription date we complete a financing transaction that results in gross proceeds of at least $5,000,000 and the holders of the senior convertible notes do not require us to redeem the Notes, we have the right to require the holders to convert all of their senior convertible notes into common stock at the then applicable conversion rate.

     If we issue shares of common stock below the then applicable conversion price, the exercise price of the senior convertible notes will be reduced accordingly. The conversion price of the senior convertible notes also will be adjusted if we pay a stock dividend, subdivide or combine outstanding shares of common stock into a greater or lesser number of shares, or take such other actions as would otherwise result in dilution of the holders' position. Interest may be paid with shares of common stock at our option based on 90% of the dollar volume weighted average price of our common stock on each of the 30 consecutive trading days immediately preceding the applicable interest payment due date.

     The warrants are exercisable at a price of $0.75 per share until five years from the date of issuance. The investors may exercise the warrants on a cashless basis if the shares of common stock underlying the warrants are not then registered for sale pursuant to an effective registration statement. We may call the outstanding warrants if: (a) the weighted average price per share of common stock has been greater than $2.50 for a period of 15 consecutive trading days immediately prior to the date of delivery of a call notice (the "Call Notice Period"); (b) the daily trading volume of the common stock has been greater than 50,000 shares on each trading day during the Call Notice Period; (c) trading in the common stock has not been suspended; and (d) we are in material compliance with the terms and conditions of the warrants and the other transaction documents.

     If we issue shares of common stock below the then applicable exercise price, the exercise price of the warrants will be reduced accordingly. The exercise price of the warrants also will be adjusted if we pay a stock dividend, subdivide or combine outstanding shares of common stock into a greater or lesser number of shares, or take such other actions as would otherwise result in dilution of the holders' position. Upon each such adjustment of the exercise price, the number shares of common stock issuable upon exercise of the warrants will be adjusted determined by multiplying the exercise price in effect immediately prior to such adjustment by the number of shares issuable upon exercise of the warrants immediately prior to such adjustment and dividing the product thereof by the exercise price resulting from such adjustment.

     The investors have agreed to restrict their ability to convert their senior convertible notes and exercise their warrants such that the number of shares of common stock held by them in the aggregate and their affiliates after such conversion or exercise does not exceed 4.99% of our then issued and outstanding shares of common stock.

     We were required to file a registration statement with the Securities and Exchange Commission within 30 days of closing to register the sale of the common stock issuable upon conversion of the senior convertible notes and exercise of the warrants. If the registration statement is not filed within such period or if it is not declared effective within 120 days from the date of closing (150 days from the date of closing if the registration statement is reviewed by the
SEC), we are required to pay liquidated damages to the investors equal to 2% of their purchase price for each 30 day period until the event is cured. In connection with the closing, each of our officers and directors signed a lock-up agreement providing that they will not dispose of or agree to dispose of shares of our common stock beneficially owned by them until six months from the effective date of such registration statement. In addition, the investors have a right of first refusal to participate in any subsequent private placement of debt or equity securities until one year after the effective date of the required registration statement.

New York Global Securities, Inc. and its agents acted as placement agent in connection with the sale of the senior convertible notes and related warrants and, together with its agents, was paid cash compensation of $120,000 (12% of the gross proceeds from the closing), and, together with its agents, was issued placement agent warrants to purchase 400,000 shares of common stock exercisable at $0.50 per share until two years after the closing.

MAY  2006  PRIVATE  PLACEMENT

     On May 1, 2006, we entered into a Securities Purchase Agreement with four accredited investors and sold to such accredited investors: (i) $1,000,000 principal amount of senior convertible notes; and (ii) warrants to purchase up to 2,000,000 shares of common stock, resulting in gross proceeds of $1,000,000. The sale of the senior convertible notes and warrants was exempt from registration requirements pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder.

The senior convertible notes bear interest at 8% per annum payable quarterly, they mature one year from the date of issuance and are convertible into shares of our common stock at the investors' option at $0.50 per share, subject to adjustment. If after the subscription date we complete a financing transaction that results in gross proceeds of at least $5,000,000, then we are required to promptly deliver written notice thereof to the holders of the senior convertible notes and the holders may thereafter require us to redeem the senior convertible notes. If at any time after the subscription date we complete a financing transaction that results in gross proceeds of at least $5,000,000 and the holders of the senior convertible notes do not require us to redeem the Notes, we have the right to require the holders to convert all of their senior convertible notes into common stock at the then applicable conversion rate.

     If we issue shares of common stock below the then applicable conversion price, the exercise price of the senior convertible notes will be reduced accordingly. The conversion price of the senior convertible notes also will be adjusted if we pay a stock dividend, subdivide or combine outstanding shares of common stock into a greater or lesser number of shares, or take such other actions as would otherwise result in dilution of the holders' position. Interest may be paid with shares of common stock at our option based on 90% of the dollar volume weighted average price of our common stock on each of the 30 consecutive trading days immediately preceding the applicable interest payment due date.

     The warrants are exercisable at a price of $0.75 per share until five years from the date of issuance. The investors may exercise the warrants on a cashless basis if the shares of common stock underlying the warrants are not then registered for sale pursuant to an effective registration statement. We may call the outstanding warrants if: (a) the weighted average price per share of common stock has been greater than $2.50 for a period of 15 consecutive trading days immediately prior to the date of delivery of a call notice (the "Call Notice Period"); (b) the daily trading volume of the common stock has been greater than 50,000 shares on each trading day during the Call Notice Period; (c) trading in the common stock has not been suspended; and (d) we are in material compliance with the terms and conditions of the warrants and the other transaction documents.

     If we issue shares of common stock below the then applicable exercise price, the exercise price of the warrants will be reduced accordingly. The exercise price of the warrants also will be adjusted if we pay a stock dividend, subdivide or combine outstanding shares of common stock into a greater or lesser number of shares, or take such other actions as would otherwise result in dilution of the holders' position. Upon each such adjustment of the exercise price, the number shares of common stock issuable upon exercise of the warrants will be adjusted determined by multiplying the exercise price in effect immediately prior to such adjustment by the number of shares issuable upon exercise of the warrants immediately prior to such adjustment and dividing the product thereof by the exercise price resulting from such adjustment.

     The investors have agreed to restrict their ability to convert their senior convertible notes and exercise their warrants such that the number of shares of common stock held by them in the aggregate and their affiliates after such conversion or exercise does not exceed 4.99% of our then issued and outstanding shares of common stock.

     We were required to file a registration statement with the Securities and Exchange Commission within 30 days of closing to register the sale of the common stock issuable upon conversion of the senior convertible notes and exercise of the warrants. If the registration statement is not filed within such period or if it is not declared effective within 120 days from the date of closing (150 days from the date of closing if the registration statement is reviewed by the
SEC), we are required to pay liquidated damages to the investors equal to 2% of their purchase price for each 30 day period until the event is cured. In connection with the closing, each of our officers and directors signed a lock-up agreement providing that they will not dispose of or agree to dispose of shares of our common stock beneficially owned by them until six months from the effective date of such registration statement. In addition, the investors have a right of first refusal to participate in any subsequent private placement of debt or equity securities until one year after the effective date of the required registration statement.

     New York Global Securities, Inc. and its agents acted as placement agent in connection with the sale of the senior convertible notes and related warrants and, together with its agents, was paid cash compensation of $120,000 (12% of the gross proceeds from the closing), and, together with its agents, was issued placement agent warrants to purchase 400,000 shares of common stock exercisable at $0.50 per share until two years after the closing.
OCTOBER  2005  SHARE  EXCHANGE  AGREEMENT

     On October 4, 2005, in accordance with a Share Exchange Agreement between NetMeasure Technology, Inc. (currently, Sorell Inc.) and S-Cam Co. Ltd., a Korean entity, we exchanged 23,305,000 newly issued shares of common stock for 78.8% of the issued and outstanding common stock of S-Cam Co. Ltd. All of the shareholders of S-Cam Co. Ltd. were Korean residents at the time of the transaction. This issuance was completed without any public offering in accordance with Rule 901 of Regulation S under the Securities Act of 1933, as amended. Also effective October 4, 2005, we issued 845,000 shares of common stock to a limited number of other parties and entities in connection with agreements entered into in March 2005 pursuant to the Share Exchange Agreement. This issuance was completed without any public offering in accordance with
Section  4(2)  of  the  Securities  Act  of  1933,  as  amended.

ISSUANCE  OF  COMMON  STOCK  FOR  SERVICES

     Effective July 11, 2005, we agreed to issue 50,000 shares of common stock to Cutler Law Group in consideration for legal services. This issuance was completed without any public offering in accordance with Section 4(2) of the Securities Act of 1933, as amended.

                             DESCRIPTION OF BUSINESS

ORGANIZATIONAL  HISTORY

     Sorell Inc. was incorporated in Nevada on May 4, 1998 under the name Netmeasure Technology, Inc. and changed its name in 2005 in connection with the acquisition of S-Cam Co., Ltd., a Korean private company on October 4, 2005. S-Cam Co., Ltd. is our sole operating subsidiary through which we conduct all of our operations.

     On July 21, 2005, we entered into a Reorganization and Stock Purchase Agreement whereby we acquire 78.8% of the outstanding equity in S-Cam Co. Ltd., which consisted of 5,565,000 shares of common stock.

On October 4, 2005, in accordance with a Reorganization and Stock Purchase Agreement between NetMeasure Technology, Inc. (currently, Sorell Inc.) and S-Cam Co. Ltd. we exchanged 23,305,000 newly issued shares of common stock for 78.8% of the issued and outstanding common stock of S-Cam Co. Ltd. All of the shareholders of S-Cam Co. Ltd. were Korean residents at the time of the transaction.

     Also effective October 4, 2005, we issued 845,000 shares of common stock to a limited number of other parties and entities in connection with finders agreements entered into in March 2005 pursuant to the Reorganization and Stock Purchase Agreement.

     S-Cam Co., Ltd. was established in October 1998 as a divestiture from Samsung Electronics. S-Cam Co., Ltd. was initially formed to produce a 8mm digital camcorder until Samsung discontinued those operations. S-Cam Co., Ltd. launched its operations in December 1998 with the production of the CCTV camera and in 2000, developed 8mm digital camcorders with Samsung and began production of digital camcorders and digital cameras.

OUR  PRODUCTS

     Our product line increased by the development of MP3 players and CD/MP3 players beginning in 2002. This has become a substantial component of our business, particularly in exports. In June 2003, we launched a mobile phone production line. We continue to develop new models of our products for growth, including a new MP3 CD Player in 2003 and a new MP3 player based on flash memory in 2004.

     The  following  is  an  overview  of  milestones  in  Product  history:

Oct. 1998     Establishment  of  S-Cam  Co.  Ltd
Feb. 1999     Manufacturing  Digital  Camcorder  and  Digital  Camera
Jan. 2001     Manufacturing  MP3  for  "Yepp"  (Samsung  Electronics  Brand)
Dec. 2001     Establishment  of  Research  and  Development  Center
Aug. 2002     Development  of  MP3  CD  Player  SMP-140
Feb. 2003     Development  of  MP3  CD  Player  SMP-200
May  2003     Development  of  GSM  Phone  K889
Nov. 2003     Development  of MP3 Player SF1000/1100  and MP3 CD Player SMP 300
Dec. 2004     Development  of  PMP  SV-10
Jan. 2005     Development  of  MP3  Player  SF3000
Jun. 2005     Development  of  PMP  SV-10
Oct. 2005     Development of Digital Convergence (PMP + Navigation + DMB+etc)
              NF-1  and  DN-10

PORTABLE  MULTIMEDIA  PLAYER

     Our Portable Multimedia Player supports and plays back almost every popular video file format including DivX, Xvid, MPEG1(VCD) and MPEG2(DVD). Our Portable Multimedia Player product is a combination of an MP3 player and a DVD player, to which we can also add a camera for camcorder functionality and a still camera. Our Portable Multimedia Player is a major component of our product line when combined with a mobile phone. Because of the product's capability to easily expand to different software application, we can add Wibro (wireless internet) or even GPS (Global Positioning System) functionality to the product. Our management believes that Portable Media Players will become the standard for multi-media products in the future.

MP3  PLAYERS

     Our various MP3 players support MP3, WMA and OGG music files. They have both flash memory components and/or hard drives. With the expansion of the internet, downloading music from internet music stores like Napster and Yahoo music has become very popular among the general public. Hard Disk Drive type MP3 players have been popular in the United States and Europe and the flash type MP3 players with very small sizes are more popular in Asia. Flash type MP3 players now typically have as high as 1GB and 2GB flash memory, which provides for substantial music storage.

DIGITAL  MULTIMEDIA  BROADCASTING  PLAYERS

     Our Digital Multimedia Broadcasting product DN-10 can be used both for Digital Multimedia Broadcasting and Navigation purposes. DN-10 is a digital convergence device which has a 3.5 inch LCD color monitor in touch screen, Digital Multimedia Broadcasting, Navigation, MP3 and Portable Media Player functions in one device. Digital Multimedia Broadcasting is a digital transmission system for sending data, radio and television to mobile devices such as mobile phones. It can operate via satellite or terrestrial transmission.

MOBILE  PHONES

     Our mobile phone unit has three assembly lines, with 12 to 15 employees, which can produce 150,000 units a month.

ELECTRONICS  INDUSTRY  OUTLOOK

     We believe the Portable Multimedia Player industry is positioned for significant growth, as audio and video content becomes more readily available via the internet. The proliferation of easily accessible content is expected to fosters mass market adoption of Portable Multimedia Players by the general public. According to an In-Stat market research report, a United States based market research firm with a website at www.in-stat.com, Portable Multimedia Players appeal to a wide audience, including commuters, travelers, parents and children, with projected worldwide shipments growing to 7.5 million units in 2009 from 2 million units in 2006. In-Stat also estimates that worldwide revenues from Portable Multimedia Player sales will grow to $2 billion by 2009 from $783 million in 2006. As more sources of video content become available, and as these devices evolve to address different customer segments, we believe Portable Multimedia Players will gain further market appeal, as we have seen in the portable MP3 player market.

     The current trend for the Portable Multimedia Player market is to converge PDA (personal digital assistant), Digital Camera, digital dictionary, Portable TV, and possibly even GPS into the same device. Portable Multimedia Players are considered a suitable platform with adequate memory capacity to handle the convergence of the many different functions in one device. In 2006 and thereafter, we plan to become a market leader in the portable multimedia product market through the development of new generation technology such as Digital Audio Broadcasting, Car MP3P and Portable Multimedia Players with portable internet.

     According to IDC reports, a United States based international market intelligence provider in the Information Technology industry with a website at www.idc.com, the total Portable Multimedia Player market during 2004 consisted of 530,000 units worldwide, 1,350,000 units during 2005, and 4,040,000 units projected for 2006. The current trend of MP3 player is to add FM radio and voice recorder, and possibly even MP4 play back functions. Mobile phones with MP3 player functionality have experienced a decrease in market share in Korea during 2005. However, market share for this type of MP3 player/mobile phone combination worldwide has shown consistent growth. According to IDC reports, the worldwide MP3 player market consisted of 730,000,000 units in 2004, 1 billion units in 2005, and 1.2 billion units projected for 2006. Potential annual growth of 20% to 30% is expected. With a significant drop in price for flash memory, MP3 Players have become "must-have" devices similar to mobile phones for the younger generation. The reduction in price and increase in demand has trigged larger companies like Samsung and Apple to launch the products with large-scale marketing campaigns. This industry environment change has made small and middle size companies, which used to grow fast in the market with no brand, to suffer from losing price competition by economic scale business of the big companies.

RESEARCH  AND  DEVELOPMENT

     We believe the timely development and introduction of new products is essential to maintaining our competitive position and our ability to capitalize on market opportunities. Our research and development efforts are focused on developing new and expanded Portable Multimedia Players, MP3 players and other handheld electronic media devices. At the end of fiscal 2005, we had approximately 22 employees engaged in research and development activities. Research and development expenses were $1.5 million and $2 million in fiscal 2005 and 2004, respectively. None of our research and development is funded directly by our customers. We have historically focused much of our personnel and other resources on research and development. Our research and development activities are focused on bringing our Portable Multimedia Player and MP3 products to production as well as on developing next generation products. We are also developing new technologies that will improve the quality of multimedia applications on our handheld devices. We plan to continue innovating and improving the functionality of our products.

We believe our research and development department has been very competitive, producing proven new technologies in camcorders, MP3/CD players and MP3 players. Approximately 50% of our researchers came from Samsung Electronics.

MANUFACTURING

     Our manufacturing facilities employ precision mounting technology for our Surface Mounting Technology product line and a strong optical application technology for our zoom lens production. Thorough quality control is implemented in the precision assembly of camcorders, digital cameras, MP3 players, web pad, mobile phones and other products. Our line management is flexible to meet customers' requests, including the frequent model changes experienced in the industry. We manufacture models for original equipment manufacturers (more than 20 different models) on fixed lines to keep high quality and productivity. Our mobile phone unit has three assembly production lines that can produce 150,000 units a month. Our manufacturing factory is located in Yongin City, Korea and is 275 square meters.

     We contract with third parties for fabrication and assembly of printed circuit boards. Our management believes there are a number of acceptable vendors for the components purchased and that we do not materially rely on any single supplier. We regularly evaluate suppliers for quality, dependability and cost effectiveness. In some instances we utilize sole-source suppliers to develop strategic relationships to enhance the quality of materials and save costs. Manufacturing processes are controlled by an ISO 9001-certified quality standards program.

SALES  AND  MARKETING

     We primarily sell our products to manufacturers of handheld devices using our internal sales and marketing personnel, a global network of distributors and sales representatives and our management team. We focus on developing long-term customer relationships with customers. Our sales and marketing strategy is an integral part of our effort to become a leading supplier of handheld devices. To meet customer requirements and achieve design wins, our sales and marketing personnel work closely with our customers, business partners and key industry trendsetters to define product features, performance, price, and market timing of new products. We employ a sales and marketing organization with a high level of technical expertise and product and industry knowledge to support the lengthy and complex process involved in developing and marketing our products.

SEASONAL  TRENDS

     We have historically experienced increased net sales in our third and fourth fiscal quarters compared to other quarters in our fiscal year due to seasonal demand related to the winter holiday season and the beginning of the school year. This historical pattern should not be considered a reliable indicator of our future net sales or financial performance.

PRODUCT  WARRANTY

     We offer a basic limited parts and labor warranty on our hardware products. The basic warranty period for hardware products is typically one year from the date of purchase by the end-user. In addition, consumers may purchase extended service coverage on most of our hardware products.

COMPETITION

     The market for Portable Multimedia Players, MP3 players and other handheld devices is intensely competitive and is characterized by rapid technological change, evolving industry standards and declining average selling prices. We believe that the principal factors of competition in this market are performance, price, features, power consumption, size and customer support. Our ability to compete successfully depends on a number of factors including success in designing and manufacturing of new products that implement new technologies, product quality and reliability, price, production capacity, customer demand and acceptance of more sophisticated multimedia functionality on mobile phones and other handheld devices, end-user acceptance of our customers' products, market acceptance of competitors' products and general economic conditions. Our ability to compete will also depend on our ability to identify and ensure compliance with evolving industry standards and market trends.

     We compete with both domestic and international companies, some of which have substantially greater financial and other resources than us with which to pursue engineering, manufacturing, marketing and distribution of their products. We may also face increased competition from new entrants into the market including companies currently at developmental stages. We believe we have significant intellectual property and historically demonstrated expertise in our technology. However, our inability to timely introduce new products for our market, to support these products in customer programs, or to manufacture these products could have a material adverse effect on our business, financial condition and operating results.

     The Portable Multimedia Player market is presently primarily dominated and expanded by Korean companies with a strong technology background and constant development through new raw materials. Our competitors include Apple, Raincom, Samsung, Archas and Creative. They have already launched Portable Multimedia Player products and are developing new products for the younger generations that are particularly sensitive to visual entertainment products. Our management believes we have been very competitive by jointly purchasing parts with Samsung Electronics.

INTELLECTUAL  PROPERTY

     Our success depends in part on our proprietary technology and know-how. We rely primarily on a combination of patent, trade secret and copyright laws and restrictions on access to protect our products, trade secrets and proprietary rights. We enter into confidentiality agreements with our suppliers and customers when we disclose proprietary information to them. In addition, we enter into confidentiality agreements and assignment of invention agreements with certain of our employees and consultants.

     We have registered trademarks and service marks in Korea for the name "Sorell" in September 2003. In addition we currently hold the following patents registered in Korea:

- -     2004-0000924 - Zoom Adjust Switch registered April 7, 2005
- -     2004-0001496 - Battery Jointing Device registered April 1, 2004
- -     2004-0000373 - Slide Type Mobile Phone registered March 22, 2004
- -     2004-0000372 - Camera's Function Conversion Device registered March 11,
                     2004
- -     2002-0024057 - Button On Remote Controller registered November 5, 2002
- -     30-2002-0011990 - Compact Disk Player registered February 15, 2003

     In addition, many of our products are designed to include intellectual property obtained from third parties such as Microsoft, Ingenient technologies and Sisvel.

     We  also  have  registered  the  internet  domain  name  www.sorell.co.kr.

GOVERNMENT  REGULATION

     We are also subject to compliance with the Korean Commercial Law and Fair Trading Regulation. Products for exports are subject to Foreign Trade Regulations. Compliance with these regulations has to date had no material effect on our capital expenditures, earnings, or competitive position. In the future, these laws could have a material adverse effect on us.

ENVIRONMENTAL  LAWS

     Production and marketing of products in certain states and countries may subject our business to environmental and other regulations including, in some instances, the requirement that we provide consumers with the ability to return to products to us at the end of the product's useful life, and place responsibility for environmentally safe disposal or recycling with us.

     Compliance with domestic Korean and foreign laws enacted for the protection of the environment has to date had no material effect on our capital expenditures, earnings, or competitive position. In the future, these laws could have a material adverse effect on us.

EMPLOYEES

     As of August 4, 2006, we employed a total of 192 full-time employees, including 16 in research and development, 21 in engineering, 5 in sales and marketing, 57 in manufacturing and 13 in administration, and an additional 80 temporary employees and contractors. We also employ, from time to time, a number of temporary and part-time employees as well as consultants on a contract basis. Our employees are not represented by a collective bargaining organization.

                             DESCRIPTION OF PROPERTY

     We maintain our corporate executive office at Buk-ri 35, Nama-Myun, Yongin City, Gyeonggi-do, Republic of Korea. The offices are leased and are comprised of 275 square meters, with a monthly rental of $1,200.00, expiring in November 2006.

                                LEGAL PROCEEDINGS

     In the ordinary course of business, we may be involved in legal proceedings from time to time. Although occasional adverse decisions or settlements may occur, management believes that the final disposition of such matters will not have a material adverse effect on its financial position, results of operations or liquidity.

Miracle  Progress  International  against  S-Cam  Co.,  Ltd.  and  TMP  telecom.

     Plaintiff Miracle Progress International filed in the Seoul District Court in Korea alleging compensation for damage amounting to two million dollars against S-Cam Ltd and TMP Telecom. The three companies entered into an agreement to launch a GSM phone business in which we were in charge of manufacturing, and TMP telecom is in charge of design and development, with the Plaintiff charged with marketing. Plaintiff claims damages in marketing and sales because of quality defects in manufacturing. We asserted the defect was the result from the design, not quality control. The final decision has not been made. We are vigorously defending this lawsuit.

TMP  Telecom  against  S-Cam  Co.,  Ltd.  and  Miracle  Progress  International

     Plaintiff TMP Telecom filed in the Seoul District Court in Korea region alleging compensation for the development cost of a GSM phone design amounting to $200,000 against S-Cam Ltd and Miracle Progress International. We have asserted that the design and development of Plaintiff caused the defect of products and ruined the business. The final decision has not been made. We are vigorously defending this lawsuit.

Information  Tele-communication  Company  ("ITC")  against  S-Cam  Co.,  Ltd.

     Plaintiff Information Tele-communication Company filed in the Suwon District Court in Korea alleging compensation for damages amounting to $221,932 against us. Plaintiff claimed that we did not purchase parts after placing the order. We have asserted that the Plaintiff did not keep the delivery date and payment was conditioned upon our obtaining a Letter of Credit. The Court found in favor of the Plaintiff and awarded them $66,580, but we plan to appeal this decision to a higher court.

                                   MANAGEMENT

     The following table sets forth the names and ages of the members of our Board of Directors and our executive officers and the positions held by each.

NAME            AGE  POSITION
- --------------  ---  ---------------------------------------------
Bon Kwan Koo     54  Chief Executive Officer, President & Director
- --------------  ---  ---------------------------------------------

Seung Nam Yang   45  Chief Financial Officer & Director
                ---  ---------------------------------------------
Ho Yu            45  Chief Technical Officer & Director
- --------------  ---  ---------------------------------------------

BACKGROUND  OF  EXECUTIVE  OFFICERS  AND  DIRECTORS

BON KWAN KOO - Chief Executive Officer, President & Director. Mr. Koo was appointed as Chief Executive Officer, President & Director of S-Cam Co., Ltd. in October 1998. Prior to joining S-Cam Co., Ltd., Mr. Koo was the Chief Officer in the Multi-Media Department of Samsung Electronics in Korea from August 1976 to October 1998. Mr. Koo graduated from Hanyamg University, in Seoul, Korea in 1977 with a B.S. in Precision Engineering.

     SEUNG NAM YANG - Chief Financial Officer & Director. Mr. Yang was appointed as Chief Financial Officer & Director of S-Cam Co., Ltd. in October 1998. Prior to joining S-Cam Co., Ltd., Mr. Yang was a manager in the administrative department of Samsung Electronics in Korea from June 1978 to October 1998. Mr. Yang graduated from Samil College, in Seoul, Korea in 1978 with a B.S. in Chemical Engineering.

HO YU - Chief Technical Officer & Director. Mr. Yu was appointed as Chief Technical Officer & Director of S-Cam Co., Ltd. in October 1998. Prior to joining S-Cam Co., Ltd., Mr. Yu was a manager in the research and development and quality control department of Samsung Electronics in Korea from August 1984 to October 1998. Mr. Yu graduated from Incheon University, in Incheon, Korea in 1981 with a B.S. in Electronic Engineering.

BOARD COMPOSITION

     At each annual meeting of our stockholders, all of our directors are elected to serve from the time of election and qualification until the next annual meeting of stockholders following election. The exact number of directors is to be determined from time to time by resolution of the board of directors.

     Each officer is elected by, and serves at the discretion of the board of directors. Each of our officers and directors devotes his full time to our affairs.

AUDIT COMMITTEE FINANCIAL EXPERT

     We do not have an audit committee financial expert as that term is defined in Item 401 of Regulation S-B. We have not been able to identify a suitable nominee to serve as an audit committee financial expert.

                             EXECUTIVE COMPENSATION

The following table sets forth information concerning the annual and long-term compensation earned by or paid to our Chief Executive Officer and to the other named executive officers who served as executive officers as at and/or during the fiscal year ended December 31, 2005, for services as executive officers for the last three fiscal years.

                          SUMMARY COMPENSATION TABLE

                                         ANNUAL COMPENSATION                       LONG TERM COMPENSATION
                               ------------------------------------    ----------------------------------------
                                                                                  AWARDS                PAYOUTS
                                                                       ----------------------------     -------

                                ANNUAL        ANNUAL        OTHER      RESTRICTED      SECURITIES                      ALL OTHER
 NAME AND                    COMPENSATION  COMPENSATION     ANNUAL       STOCK        UNDERLYING         LTIP           COMPEN-
 PRINCIPAL                      SALARY        BONUS      COMPENSATION    AWARD(S)     OPTIONS/SARS      PAYOUTS         SATION
 POSITION    YEAR               ($)          ($)            ($)          ($)           (#)               ($)            ($)
- - ----------------             --------     ---------     ---------    ----------    --------------     -------       -----------
 Bon Kwan Ku
 Chief Executive Officer and President
             2005             $106,400         -0-           -0-           -0-            -0-             -0-             -0-
             2004             $138,307         -0-           -0-           -0-            -0-             -0-             -0-
             2003             $ 86,645         -0-           -0-           -0-            -0-             -0-             -0-

                                       28

 Seung Nam Yang
 Chief Financial Officer
             2005             $ 67,750          -0-          -0-           -0-            -0-             -0-             -0-
             2004             $ 92,000          -0-          -0-           -0-            -0-             -0-             -0-
             2003             $ 54,586          -0-          -0-           -0-            -0-             -0-             -0-

 Ho Yu
 Chief Technical Officer
             2005             $ 42,126          -0-          -0-           -0-            -0-             -0-             -0-
             2004             $ 56,000          -0-          -0-           -0-            -0-             -0-             -0-
             2003             $ 38,430          -0-          -0-           -0-            -0-             -0-             -0-

STOCK OPTION GRANTS

     As of the date hereof, the Company has not made any stock option grants to any of its officers, directors or employees.

COMPENSATION OF DIRECTORS

     No director receives any cash compensation for their service as a director. All directors are reimbursed for their reasonable out-of-pocket expenses incurred in connection with their duties to us.

EMPLOYMENT AGREEMENTS

     We have not entered into employment agreements with any of our executive officers.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     During the past two (2) years, we have not entered into a transaction with a value in excess of $60,000 with a director, officer or beneficial owner of 5% or more of our common stock.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information regarding the beneficial ownership of our common stock as of September 7, 2006. The information in this table provides the ownership information for: each person known to be the beneficial owner of more than 5% of our common stock; each of our directors; each of our executive officers; and our executive officers and directors as a group.

     Unless indicated otherwise, the address for each person named is c/o Sorell, Inc., Buk-ri 35, Nama-Myun, Yongin City, Gyeonggi-do, Republic of Korea.


                        Number of Shares of        Percentage of
Name and Address        Common Stock               Outstandings Shares of
of Beneficial Owner     Beneficially Owned (1)     Common Stock (1)
- -------------------     ----------------------     -------------------------

Bon Kwan Koo                6,491,060                     21.1%

Seung Name Yang             1,046,945                      3.4%

Ho Yu                         676,327                      2.2%

All Directors and
Executive Officers
as a Group (3 persons)     8,214,332                      26.7%

* Less than 1% (1) Applicable percentage ownership is based on 30,720,641 shares of Common Stock outstanding as of September 7, 2006, together with securities exercisable or convertible into shares of Common Stock within 60 days of September 7, 2006 for each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock that are currently exercisable or exercisable within 60 days of September 7, 2006 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

                            DESCRIPTION OF SECURITIES

     We are authorized to issue up to 100,000,000 shares of common stock, par value $0.001. As of September 7, 2006, there were 30,720,641 shares of common stock issued and outstanding. Holders of our common stock: (i) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors; (ii) are entitled to share ratably in all of our assets available for distribution to shareholders upon liquidation, dissolution or winding up of our affairs; (iii) do not have preemptive, subscription or conversion rights, nor are there any redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one vote per share on all matters on which shareholders may vote at all shareholder meetings. The common stock does not have cumulative voting rights.

                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     Our Bylaws provide for the indemnification of our officers and directors to the maximum extent permitted by Nevada law. The Nevada Revised Statutes also provide that a corporation may indemnify any officer or director who is a party or is threatened to be made a party to a litigation by reason of the fact that he or she is or was an officer or director of the corporation, or is or was serving at the request of the corporation as an officer or director of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such officer or director if (i) there was no breach by the officer or director of his or her fiduciary duties to the corporation involving intentional misconduct, fraud or knowing violation of law; or (ii) the officer or director acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                  LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for Sorell, Inc. by Sichenzia Ross Friedman Ference LLP, New York, New York.

                                     EXPERTS

     SF Partnership, LLP, independent registered public accounting firm, has audited, as set forth in their report thereon appearing elsewhere herein, our financial statements at December 31, 2005 and 2004 and for each of the two years then ended that appear in the prospectus. The financial statements referred to above are included in this prospectus with reliance upon the independent registered public accounting firm's opinion based on their expertise in accounting and auditing.

                              AVAILABLE INFORMATION

     Sorell, Inc. is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports, proxy or information statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's web site is http://www.sec.gov.

     Sorell, Inc. has filed with the Commission a registration statement on Form SB-2 under the Securities Act of 1933, as amended, with respect to the common stock being offered hereby. As permitted by the rules and regulations of the Commission, this prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to Sorell, Inc. and the common stock offered hereby, reference is made to the registration statement, and such exhibits and schedules. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission at the addresses set forth above, and copies of all or any part of the registration statement may be obtained from such offices upon payment of the fees prescribed by the Commission. In addition, the registration statement may be accessed at the Commission's web site. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

                                  SORELL, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


PERIODS  ENDED  JUNE 30,  2006  AND  2005  (UNAUDITED)
- -------------------------------------------

Consolidated Balance Sheets                                          F-1
Consolidated Statements of Stockholders' Deficiency                  F-2
Consolidated Statements of Operations                                F-3
Consolidated Statements of Cash Flows                                F-5
Notes to Consolidated Financial Statements                   F-6 TO F-18


FISCAL  YEARS  ENDED  DECEMBER  31,  2005  AND  2004
- ----------------------------------------------------

Independent  Auditors  Report                                       F-19
Consolidated  Balance  Sheet                                        F-20
Consolidated  Statements  of  Stockholders'  Deficiency             F-21
Consolidated  Statements  of  Operations                            F-22
Consolidated  Statements  of  Cash  Flows                           F-23
Notes  to  Consolidated  Financial  Statements                 F-24-F-36

SORELL, INC.
(FORMERLY NETMEASURE TECHNOLOGY, INC.)
Consolidated Balance Sheets
June 30, 2006 and 2005
Unaudited
(Expressed in U.S. Dollars)

                                                           2006            2005
                           ASSETS
CURRENT
Cash and cash equivalents (note 3)                     $  1,341,971    $ 2,796,296
Accounts receivable (net of allowance for
doubtful accounts $2,337,783; 2005 - $1,592,914)          3,082,951      2,252,954
Inventory (note 4)                                        7,839,904      8,880,963
Loans receivable                                                  -         50,917
Prepaid and sundry assets                                   151,116        539,906
                                                       ------------    ------------
                                                         12,415,942     14,521,036
DEFERRED FINANCING FEES                                     377,765              -
LOANS RECEIVABLE                                                  -         36,494
PROPERTIES AND EQUIPMENT (note 5)                         7,934,452      8,228,195
DEPOSITS                                                    643,016        548,614
INVESTMENTS (note 6)                                         28,831         83,472
                                                       ------------    ------------

                                                        $21,400,006    $23,417,811
                                                       ------------    ------------

LIABILITIES
CURRENT
Accounts payable                                       $ 11,650,389    $ 4,282,808
Loans payable - current (note 7)                         11,779,918     13,120,374
Convertible notes (note 9)                                2,000,000              -
                                                       ------------    ------------

                                                         25,430,307     17,403,182
ACCRUED SEVERANCE (note 10)                                 585,424        644,856
LOANS PAYABLE (note 11)                                   4,532,200      4,415,664
                                                       ------------    ------------

                                                         30,547,931     22,463,702
                                                       ------------    ------------

COMMITMENTS AND CONTINGENCIES (notes 14 and 15)
STOCKHOLDERS' DEFICIT
CAPITAL STOCK (note 12)                                      30,705          5,390
PAID IN CAPITAL                                           4,833,332      5,026,033
ACCUMULATED OTHER COMPREHENSIVE INCOME                      327,626        783,982
DEFICIT (note 13)                                       (14,339,588)    (4,861,296)
                                                       ------------    ------------

                                                         (9,147,925)       954,109
                                                       ------------    ------------

                                                        $21,400,006    $23,417,811
                                                       ============    ============



   (THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                   STATEMENTS)

SORELL, INC.
(FORMERLY NETMEASURE TECHNOLOGY, INC.)
Consolidated Statements of Stockholders' Deficiency
Six Months Ended June 30, 2006 and 2005
Unaudited
(Expressed in U.S. Dollars)


                                                                               PAID IN     ACCUMULATED
                                                                               CAPITAL IN  OTHER                    TOTAL
                                                        NUMBER OF  CAPITAL     EXCESS OF   COMPREHENSIVE            STOCKHOLDERS'
                                                        SHARES     STOCK       PAR VALUE   INCOME         DEFICIT   DEFICIT
                                                      ---------   --------    -----------  ----------  ------------  -------------
Balance,
January 1, 2005                                       5,389,900   $  5,390     $5,026,033  $ 830,157   $  2,229,461   $ 8,091,041
Unrealized loss on investment  (note 6)                       -          -              -    (16,726)             -       (16,726)
Foreign exchange on translation                               -          -              -    (29,449)             -       (29,449)
Net loss                                                      -          -              -          -     (7,090,757)   (7,090,757)
                                                      ---------   --------    -----------  ----------  ------------  -------------

Balance, June 30, 2005                                5,389,900   $  5,390     $5,026,033  $ 783,982   $ (4,861,296)  $   954,109
                                                      =========   ========    ===========  ==========  ============= =============

Balance,
January 1, 2006                                      29,539,900   $ 29,540     $4,717,972  $ 621,603   $ (9,056,425)  $(3,687,310)
Common shares issued for consulting
     services (note12)                                1,165,250      1,165        115,360          -              -       116,525
Foreign exchange on translation                               -          -              -   (293,977)             -      (293,977)
Net loss                                                      -          -              -          -     (5,283,163)   (5,283,163)
                                                      ---------   --------    -----------  ----------  ------------  -------------

Balance, June 30, 2006                               30,705,150   $ 30,705     $4,833,332  $ 327,626   $(14,339,588)  $(9,147,925)
                                                      =========   ========    ===========  ==========  ============= =============


   (THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                   STATEMENTS)

SORELL, INC.
(FORMERLY NETMEASURE TECHNOLOGY, INC.)
Consolidated Statements of Operations
Six Months Ended June 30, 2006 and 2005
Unaudited
(Expressed in U.S. Dollars)




                                                                               2006                       2005
REVENUE
Manufacturing                                                               $ 9,012,419                 $18,534,603
Merchandise                                                                     572,632                   1,516,295
Subcontracting                                                                  446,303                     790,640
Other                                                                           123,701                     109,967
                                                                            -----------                 ------------
                                                                             10,155,055                  20,951,505
                                                                            -----------                 ------------

COST OF SALES
Manufacturing                                                                10,356,443                  22,067,508
Merchandise                                                                   1,535,772                   1,665,679
Subcontracting                                                                  312,411                     536,875
                                                                            -----------                 ------------

                                                                             12,204,626                  24,270,062
                                                                            -----------                 ------------

GROSS LOSS                                                                   (2,049,571)                 (3,318,557)
                                                                            -----------                 ------------

EXPENSES
Salaries, employee benefits, and retirement allowance                           959,867                   1,078,522
Research and development                                                        748,242                     626,076
Professional fees                                                               454,308                     263,308
Bad debts                                                                       455,542                   1,272,912
Taxes and dues                                                                  199,022                      56,940
Advertising, promotion, and entertainment                                       173,770                     160,366
Freight                                                                          87,933                      90,611
Travel                                                                          139,045                     149,045
Utilities                                                                        44,745                      54,089
Office and general                                                               40,542                      38,999
Rent                                                                              7,759                       7,182
Warranty (recoveries)                                                          (303,779)                    101,496
Depreciation                                                                    137,490                     166,774
                                                                            -----------                 ------------

                                                                              3,144,486                   4,066,320
                                                                            -----------                 ------------

OPERATING LOSS                                                               (5,194,057)                 (7,384,877)
                                                                            -----------                 ------------

OTHER (EXPENSES) INCOME
Financing fees                                                                  (87,141)                    (52,750)
Gain (loss) from sale of securities                                             255,266                     (12,362)
Interest expense - net                                                         (376,765)                   (291,819)
Foreign exchange gain                                                           107,181                     197,694
Gain (loss) on disposition of other assets                                       12,353                     (25,077)
                                                                            -----------                 ------------

                                                                                (89,106)                   (184,314)
                                                                            -----------                 ------------

LOSS BEFORE INCOME TAXES                                                     (5,283,163)                 (7,569,191)
                                                                            -----------                 ------------
Income taxes expense - deferred                                                       -                     478,434

NET LOSS                                                                    $(5,283,163)                $(7,090,757)
                                                                            ============                ============

BASIC LOSS PER SHARE                                                        $     (0.18)                $     (1.32)
                                                                            ============                ============

WEIGHTED AVERAGE NUMBER OF SHARES                                            29,928,317                   5,389,900
                                                                            ============                ============



   (THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                   STATEMENTS)

SORELL, INC.
(FORMERLY NETMEASURE TECHNOLOGY, INC.)
Consolidated Statements of Operations
Three Months Ended June 30, 2006 and 2005
Unaudited
(Expressed in U.S. Dollars)



                                                                              2006                     2005
REVENUE
Manufacturing                                                              6,702,806                8,081,267
Merchandise                                                                  234,499                  408,817
Subcontracting                                                               252,767                  487,283
Other                                                                         17,665                   76,958
                                                                         -----------              ------------

                                                                           7,207,737                9,054,325
                                                                         -----------              ------------

COST OF SALES
Manufacturing                                                              7,433,921                8,728,252
Merchandise                                                                1,077,104                  432,495
Subcontracting                                                               176,936                  351,907
                                                                         -----------              ------------

                                                                           8,687,961                9,512,654
                                                                         -----------              ------------

GROSS LOSS                                                                (1,480,224)                (458,329)
                                                                         -----------              ------------

EXPENSES
Salaries, employee benefits, and retirement allowance                        468,063                  573,040
Research and development                                                     339,904                  430,418
Professional fees                                                            305,102                  170,613
Bad debts                                                                    385,024                  560,337
Taxes and dues                                                               177,578                   28,316
Advertising, promotion, and entertainment                                     51,891                   71,732
Freight                                                                       44,345                   47,788
Travel                                                                        74,779                   63,572
Utilities                                                                     21,651                   24,854
Office and general                                                            24,973                   13,725
Rent                                                                           3,793                    3,898
Warranty (recoveries)                                                       (122,771)                  45,822
Depreciation                                                                  69,890                   86,493
                                                                         -----------              ------------

                                                                           1,844,222                2,120,608
                                                                         -----------              ------------

OPERATING LOSS                                                            (3,324,446)              (2,578,937)
                                                                         -----------              ------------

OTHER (EXPENSES) INCOME
Financing fees                                                               (58,401)                    (410)
Gain from sale of securities                                                   4,173                        -
Interest expense - net                                                      (190,478)                (166,987)
Foreign exchange gain                                                         26,927                   94,242
Gain (loss) on disposition of property                                         4,666                     (194)
                                                                         -----------              ------------

                                                                            (213,113)                 (73,349)
                                                                         -----------              ------------

LOSS BEFORE INCOME TAXES                                                  (3,537,559)              (2,652,286)
Income taxes expense - deferred                                                    -                    3,720
                                                                         -----------              ------------

NET LOSS                                                                  (3,537,559)              (2,648,566)
                                                                         ============             ============

BASIC LOSS PER SHARE                                                           (0.12)                   (0.49)
                                                                         ============             ============

WEIGHTED AVERAGE NUMBER OF SHARES                                         30,316,733                5,389,900
                                                                         ============             ============


   (THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                   STATEMENTS)

SORELL, INC.
(FORMERLY NETMEASURE TECHNOLOGY, INC.)
Consolidated Statements of Cash Flows
Six Months Ended June 30, 2006 and 2005
Unaudited
(Expressed in U.S. Dollars)

                                                                 2006         2005
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                   $(5,283,163)  $(7,090,757)
Adjustments for:
Depreciation                                                   137,490       726,436
Gain from sale of securities                                  (255,266)            -
(Gain) loss on disposition of other assets                     (12,353)       25,077
Change in non-cash working capital
Accounts receivable                                          1,230,601     1,865,364
Inventory                                                   (1,542,209)    3,414,011
Prepaid and sundry assets                                      103,364     1,718,402
Deferred financing fees                                        377,765             -
Deposits                                                       (35,709)      (86,669)
Accounts payable                                             3,367,891          (778)
Accrued severance                                               10,034       (52,440)
Deferred taxes                                                       -      (478,434)
                                                            -----------   -----------
Net cash (used in) provided by operating activities         (1,901,555)       40,212
                                                            -----------   -----------

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment                                -      (145,935)
Investments                                                          -        20,114
                                                            -----------   -----------

Net cash used in investing activities                                -      (125,821)
                                                            -----------   -----------

CASH FLOWS FROM FINANCING ACTIVITIES
Loans receivable                                                87,526        10,465
Loans payable                                                 (688,282)     (356,250)
Issuance of convertible notes                                2,000,000             -
Issuance of common shares                                      116,525             -
                                                            -----------   -----------

Net cash provided by (used in) financing activities          1,515,769      (345,785)
                                                            -----------   -----------

FOREIGN EXCHANGE ON CASH AND CASH EQUIVALENTS                  (45,177)      (28,887)
                                                            -----------   -----------

NET DECREASE IN CASH AND CASH EQUIVALENTS                     (430,963)     (460,281)
CASH AND CASH EQUIVALENTS - BEGINNING OF  PERIOD             1,837,173     3,256,577
                                                            -----------   -----------

CASH AND CASH EQUIVALENTS - END OF PERIOD                  $ 1,406,210   $ 2,796,296
                                                            -----------   -----------

INTEREST AND INCOME TAXES PAID:
Interest paid                                              $   402,395   $   338,257
                                                            -----------   -----------

Income taxes paid                                          $         -   $         -
                                                            -----------   -----------




   (THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                   STATEMENTS)

SORELL, INC.
(FORMERLY NETMEASURE TECHNOLOGY, INC.)
Notes to Financial Statements
June 30, 2006 and 2005
Unaudited
(Expreseed in U.S. Dollars)


1.      DESCRIPTION OF BUSINESS AND GOING CONCERN

Sorell, Inc. (formerly NetMeasure Technology, Inc.) ("the Company") was incorporated under the laws of the State of Nevada on May 4, 1998. The Company has no business activity before its merger with S. Cam Co. Ltd. ("S.Cam").

On October 4, 2005, in accordance with a Share Exchange Agreement dated July 12, 2005, S.Cam entered into a reverse-takeover transaction with the Company, whereby 78.8% of all the outstanding shares of the S Cam Co. Ltd., a Korean corporation, were exchanged for 23,305,000 of the newly issued shares of the Company. As a result of the transaction, the shareholders of S.Cam control 81% of the Company. While the Company is the legal parent, S.Cam, as a result of the reverse-takeover, became the parent company for accounting purposes.

S.Cam, a company operating in Namsa, Kyungki-Do, Korea, was founded on October 13, 1998 under the laws of the Republic of Korea to manufacture and sell consumer electronic products such as MP3 players and mobile phones.

Since 2002, the S.Cam, has been actively investing in research to develop consumer electronic products such as MP3 players under its own brand name 'Sorell'. Revenue from Sorell products amounted to approximately 50% of total revenues of 2006 (2005 - 44.2%).

Going  Concern

The Company's consolidated financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has experienced recurring losses since inception that raise substantial doubt as to its ability to continue as a going concern. For the periods ended June 30, 2006 and 2005, the Company experienced net losses of $5,283,163 and $7,090,757 and has a negative working capital of $13,014,364 and $2,882,146 for the quarters ended June 30, 2006 and 2005 respectively.

The Company's ability to continue as a going concern is contingent upon its ability to secure additional financing, initiating sale of its product and attaining profitable operations.

Management is pursuing various sources of equity financing in addition to increasing its sales base. During the year, the Company shifted its primary focus to the production of goods under its own brand name "Sorell". During 2006, the Company entered into two major contracts for sales of its GPS and NFI products to China and Europe for a total of $21.9 million. Although the Company has plans to pursue additional financing, there can be no assurance that the Company will be able to secure financing when needed or obtain such on terms satisfactory to the Company, if at all.

The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

SORELL, INC.
(FORMERLY NETMEASURE TECHNOLOGY, INC.)
Notes to Financial Statements
June 30, 2006 and 2005
Unaudited
(Expreseed in U.S. Dollars)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of the Company are in accordance with generally accepted accounting principles of the United States of America, and their basis of application is consistent. Outlined below are those policies considered particularly significant:

a)     Basis  of  Financial  Statement  Presentation

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

b)     Basis  of  Consolidation

The acquisition of S.Cam, by the Company has been recorded as a recapitilization of the Company, with the net assets of the Company and S.Cam, brought forward at their historical basis. The intention of the management of S.Cam, was to acquire the Company as a shell company listed on Nasdaq. Management does not intend to pursue the business of the Company. As such, accounting for the merger as the recapitilization of the Company is deemed appropriate.

Minority interest are recorded to the extent of their equity. Losses in excess of minority interest equity capital are charged against the majority interest and will be reversed when the losses reverse.

c)     Unit  of  Measurement

The US Dollar has been used as the unit of measurement in these financial statements.

d)     Use  of  Estimates

Preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements. These estimates are based on management's best knowledge of current events and actions the Company may undertake in the future. Actual results may ultimately differ from estimates, although management does not believe such changes will materially affect the financial statements in any individual year.

SORELL, INC.
(FORMERLY NETMEASURE TECHNOLOGY, INC.)
Notes to Financial Statements
June 30, 2006 and 2005
Unaudited
(Expreseed in U.S. Dollars)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

e)     Revenue  Recognition

The Company generates revenues from sales of manufactured goods and merchandise, as well as subcontracted processing and assembly of goods.

Revenues from products sales and processing are recognized in accordance with Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB No. 101") when delivery has occurred provided there is persuasive evidence of an agreement, the fee is fixed or determinable and collection of the related receivable is probable.

f)     Provision  for  Warranty

The Company provides a provision for estimated warranty costs relating to the Company's brand 'Sorell' products during the warranty period of one year.
Estimated costs of product warranties are charged to current operations at the time of sale and are included in the balance sheet as part of accounts payable.

g)     Currency  Translation

     The Company's functional currency is Korean won. Adjustments to translate these statements into U.S. dollars at the balance sheet date are recorded in other comprehensive income.

     Foreign currency transactions of the Korean operation have been translated to Korean Won at the rate prevailing at the time of the transaction. Balance sheets items recorded in foreign currencies have been translated to Korean Wons at the year end rate. Realized foreign exchange gains and losses have been charged to income in the year.

h)     Cash  and  Equivalents

Highly liquid investments with maturities of three months or less when purchased are considered cash equivalents and recorded at cost, which approximates fair value.

i)     Loss  per  Common  Share

The Company calculates net loss per share based on SFAS No. 128, "Earnings Per Share". Basic loss per share is computed by dividing net loss attributable to the common stockholders by the weighted average number of common shares outstanding. Fully diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive

SORELL, INC.
(FORMERLY NETMEASURE TECHNOLOGY, INC.)
Notes to Financial Statements
June 30, 2006 and 2005
Unaudited
(Expreseed in U.S. Dollars)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

j)     Comprehensive  Income

The Company adopted SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes the standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income is presented in the statements of stockholders' deficit, and consists of net income and unrealized gains (losses) on available for sale marketable securities; foreign currency translation adjustments and changes in market value of future contracts that qualify as a hedge; and negative equity adjustments recognized in accordance with SFAS No. 87. SFAS No. 130 requires only additional disclosures in the financial statements and does not affect the Company's financial position or results of operations.

k)     Properties  and  Equipment

Properties and equipment are stated at cost. Major renewals and betterments are capitalized and expenditures for repairs and maintenance are charges to expense as incurred. Depreciation is computed using the Undernoted annual rates and methods:

Buildings                  40  years     Straight  line
Leasehold  improvements     2  years     Straight  line
Machinery                   6  years     Declining  balance
Tools  and  equipment       6  years     Declining  balance
Vehicles                    6  years     Declining  balance
Furniture  and  fixtures    6  years     Declining  balance

l)     Inventories

Inventories are stated at the lower of cost or net realizable value. Net realizable value is determined by deducting selling expenses from selling price.

The cost of inventories is determined on the weighted average method, except for materials-in-transit for which the specific identification method is used.

m)     Investments

Investments in available-for-sale securities are being recorded in accordance with FAS-115 "Accounting for Certain Investments in Debt and Equity Securities". Equity securities that are not held principally for the purpose of selling in the near term are reported at fair market value with unrealized holding gains and losses excluded from earnings and reported as a separate component of stockholders' equity.

SORELL, INC.
(FORMERLY NETMEASURE TECHNOLOGY, INC.)
Notes to Financial Statements
June 30, 2006 and 2005
Unaudited
(Expreseed in U.S. Dollars)

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

n)     Financial  Instruments

Fair values of cash equivalents, short-term and long-term investments and short-term debt approximate cost. The estimated fair values of other financial instruments, including debt, equity and risk management instruments, have been determined using market information and valuation methodologies, primarily discounted cash flow analysis. These estimates require considerable judgment in interpreting market data, and changes in assumptions or estimation methods could significantly affect the fair value estimates.

o)     Recent  Accounting  Pronouncements

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4". This statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing" to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 requires that those items be recognized as current period charges. In addition, this statement requires that allocation of fixed production overheads to costs of conversion be based upon the normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred in fiscal years beginning after June 15, 2005. We do not expect the implementation of Statement No. 154 to have a significant impact on our consolidated financial statements.

In May 2005, the FASB issued Statement No, 154, Accounting Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No. 3 (Statement No. 154). Statement No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle. Statement No. 154 requires retrospective application of any change in accounting principle to prior periods' financial statements. Statement No. 154 is effective for the first fiscal period beginning after December 15, 2005. We do not expect the implementation of Statement No. 154 to have a significant impact on our consolidated financial statements.

3.     CASH AND CASH EQUIVALENTS

The Company has provided a term deposit of $685,100 (2005 - $484,000) as security for bank loans as described in note 7. Loans will mature in November and December 2006. As at June 30, 2006, the total loan outstanding was $5,158,116 (2005 - $1,260,735).

The Company has provided $50,000 (2005 - $50,000) as a guarantee for the royalty agreement as described in note 14b.

SORELL, INC.
(FORMERLY NETMEASURE TECHNOLOGY, INC.)
Notes to Financial Statements
June 30, 2006 and 2005
Unaudited
(Expreseed in U.S. Dollars)

4.     INVENTORY

Inventory  includes  the  following:

                                                          2006                     2005
Finished goods (net of inventory allowance of
 $614,314 (2005 - $695,504)                             $1,575,035              $1,954,018
Work in progress (net of inventory allowance of
 $442,997 (2005 - $1,019,471)                            1,300,605                 301,257
Raw materials (net of inventory allowance of
 $543,199 (2005 - $683,485)                              4,964,264               6,625,688
                                                        ----------             -----------
                                                        $7,839,904              $8,880,963
                                                        ==========             ===========


5.     PROPERTIES AND EQUIPMENT

Properties  and  equipment  are  comprised  as  follows:



                                                ACCUMULATED                       Accumulated
                                    COST        DEPRECIATION          Cost        Depreciation
                              -------------    ------------         ------------  ----------
Land                          $   1,337,307     $        -           $ 1,228,192  $        -
Buildings                         4,726,637        254,789             4,393,736     125,441
Machinery                         6,960,131      5,685,624             6,270,259   4,515,102
Tools and equipment                 981,626        692,682               777,057     492,992
Vehicles                            107,891         78,063                99,087      49,900
Furniture and fixtures            1,769,882      1,237,864             1,479,463     836,164
                              -------------    ------------         ------------  ----------

                              $  15,883,474     $7,949,022           $14,247,794  $6,019,599
                              -------------    ------------         ------------  ----------

Net carrying amount                             $7,934,452                        $8,228,195
                                               ------------                       ----------


The land and buildings have been pledged as security for a short term bank loan as described in note 7 and a long term bank loan as described in note 11.

SORELL, INC.
(FORMERLY NETMEASURE TECHNOLOGY, INC.)
Notes to Financial Statements
June 30, 2006 and 2005
Unaudited
(Expreseed in U.S. Dollars)

6.     INVESTMENTS AVAILABLE FOR SALE

                                          2006                       2005

Ein View Co. Ltd (15.4% ownership)     $     23,276          $     78,371
Government Bonds                              5,555                 5,101
                                       ------------          ------------
                                       $     28,831          $     83,472
                                       ------------          ------------

Ein  View  Co.  Ltd is a private Korean company which manufactures camera parts.

As the investee has recurring losses, the Company has written down the investment from carrying value to the Company's share of the net book value of the investee as at March 31, 2006 and 2005. The unrealized loss was charged to stockholder's equity. No revaluation has been done at the quarters ended June 30, 2006 and 2005.

7.     LOANS PAYABLE - CURRENT


BANK NAME                      INTEREST      MATURITY DATE                      2006                           2005

Industrial Bank of Korea           5.90%  October 20, 2006                    $  827,390                     $  459,800
The Export - Import
Bank of Korea             Libor+1.17%     November 18, 2006                    1,830,271                      1,973,384
City Bank                          6.95%  November 29, 2006                    3,704,810                      4,356,000
Shinhan Bank                        6.5%  August 4, 2006                         915,258                      1,292,945
Korea Exchange Bank                5.93%  October 20, 2006                     1,684,652                      2,707,437
Hana Bank                             7%  September 21, 2006                     421,600                        968,000
Hana Bank                 6.58% to 7.01%  November 6, 2006                       367,686                              -
Jo Hung Bank                       6.00%  December 26, 2006                    1,085,620                              -
Letters of Credit                                                                942,631                      1,362,808
                                                                          --------------                   ------------
                                                                          $   11,779,918                    $13,120,374
                                                                          --------------                   ------------

SORELL, INC.
(FORMERLY NETMEASURE TECHNOLOGY, INC.)
Notes to Financial Statements
June 30, 2006 and 2005
Unaudited
(Expreseed in U.S. Dollars)

7.     LOANS PAYABLE - CURRENT (cont'd)

The current loans are payable monthly, interest only, and are secured as follows;

The Export - Import Bank of Korea loan of $1,830,271 is guaranteed by the Korea Technology Credit Guarantee Fund up to $924,885.

The City Bank loan of $3,704,810 is guaranteed by the Korea Credit Guarantee Fund up to $2,963,898 and a term deposit of $326,740 as described in note 3.

The Shinhan Bank loan of $915,258 is guaranteed by the Korea Technology Credit Guarantee Fund up to $779,433.

The Korea Exchange Bank loan of $1,684,652 is guaranteed by the Korea Technology Credit Guarantee Fund up to $1,433,440.

The Hana Bank loan of $421,600 is guaranteed by a second charge of the Company's land and building as described in note 5 with a carrying value of $5,809,155.

The Hana Bank loan of $367,686 is guaranteed by a term deposit of $105,400 as described in note 3.

The Jo Hung Bank loan of $1,085,620 is guaranteed by a term deposit of $252,960 as described in note 3.

Letters of Credit with Korea Exchange Bank is guaranteed by the Korea Credit Guaranteed Fund up to $1,075,080.

The  Industrial  Bank  of  Korea  loan  of  $827,390  is  unsecured.

8.     INCOME TAXES

The Company accounts for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes". This Standard prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates. The effects of future changes in tax laws or rates are not anticipated. Corporate income tax rates applicable to the Korean subsidiary in 2006 and 2005 are 16.5% of the first 100 million Korean Won ($84,000) of taxable income and 29.7 percent of the excess which was amended to 27.5% effective January 1, 2005, in accordance with the Corporate Income Tax Law enacted in 2004. The Company provided a valuation allowance equal to the deferred tax amounts resulting from the tax losses. Tax losses from the Korean subsidiary can be carried forward for five years to offset future taxable income. Deferred income taxes were calculated based on the lower enacted rate of 16.5%. The utilization of the losses expire in 2010.

SORELL, INC.
(FORMERLY NETMEASURE TECHNOLOGY, INC.)
Notes to Financial Statements
June 30, 2006 and 2005
Unaudited
(Expreseed in U.S. Dollars)

8.     INCOME TAXES  (cont'd)

Under SFAS No. 109 income taxes are recognized for the following: a) amount of tax payable for the current year, and b) deferred tax liabilities and assets for future tax consequences of events that have been recognized differently in the financial statements than for tax purposes. The Company has deferred income tax assets arising from research and development expenses. For accounting purposes, these amounts are expenses when incurred. Under Korean tax laws, these amounts are deferred and amortized on a straight-line basis over 5 years.

The  Company  has  deferred  income  tax  liabilities  as  follows:

                                                                2006                   2005
Deferred income tax liabilities:
Research and development expenses claimed
in excess of accounting for tax purposes                  $   513,730                $ 464,171
Timing differences:
     Allowance for warranty provision                         (46,242)                  (9,827)
     Allowance for severance accrual                         (160,087)                (171,696)
     Allowance for doubtful accounts receivable              (321,230)                (175,883)
     Inventory provision                                     (233,627)                (219,157)
     Other miscellaneous timing differences                   (66,294)                 115,464
     Net operating loss carryforwards                      (1,800,376)                (459,529)
                                                           -----------               ----------
                                                           (2,114,126)                (456,457)

Valuation allowance for deferred income tax assets          2,114,126                  456,457
                                                           -----------               ----------

                                                          $         -                $       -
                                                           ===========               ==========

SORELL, INC.
(FORMERLY NETMEASURE TECHNOLOGY, INC.)
Notes to Financial Statements
June 30, 2006 and 2005
Unaudited
(Expreseed in U.S. Dollars)

9.     CONVERTIBLE NOTES

Pursuant to SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" the Company accounts for the convertible debentures as a liability at face value and no formal accounting recognition is assigned to the value inherent in the conversion feature.

During the quarter, the Company issued $2,000,000 in convertible notes and 2,000,000 warrants to purchase 2,000,000 shares of common stock (see note 12) for gross proceeds of $2,000,000.

The convertible notes are outstanding as at June 30, 2006, are unsecured and bear interest at 8% per annum. The note holders have one year from the date of their agreements (the conversion date) to convert their notes into common stock of the Company.

                      CONVERSION
                      PRICE       MATURITY DATE   AMOUNT
                      ----------  -------------  ----------
Convertible notes #1  $ 0.50         05/01/2007  $1,000,000
Convertible notes #2    0.50         06/09/2007   1,000,000
                      ----------  -------------  ----------

Total                                           $ 2,000,000
                                               ============

At any time prior to the conversion date the Company completes a financing transaction that results in gross proceeds of at least $5,000,000, the notes become redeemable and retractable at the conversion rate. If the Company issues shares of common stock below the conversion price, the conversion price will be reduced accordingly.

10.     RETIREMENT AND SEVERANCE BENEFITS

The Company's liability for severance pay is calculated pursuant to applicable labour laws in Korea. Severance payment will be the monthly average of the three most recent months' salary of the employees multiplied by the number of years of employment as of the balance sheet date for all employees. For the chief executive officer and the directors, the severance pay is two times and one and a half times the monthly average respectively. The Company's liability is fully accrued and reduced by monthly deposits into a severance pay fund with an insurance company.

SORELL, INC.
(FORMERLY NETMEASURE TECHNOLOGY, INC.)
Notes to Financial Statements
June 30, 2006 and 2005
Unaudited
(Expreseed in U.S. Dollars)

11.     LOANS PAYABLE - LONG TERM

The Industrial Bank of Korea loans are payable quarterly, interest only at 3.5% to 4.4% for the first three years of the term. Principal will be payable quarterly, commencing in 2007, for the balance of the term. The loans will mature March and May of 2012. The loans are guaranteed by a first charge on the land and building as described in note 5 with a carrying value of $5,809,155.

Principal  repayments  of  long-term  debt  is  comprised  as  follows:

2007     $    442,439
2008          884,940
2009          884,940
2010          884,940
2011          884,940
2012          550,001
              -------
      $     4,532,200

12.     CAPITAL STOCK

Authorized
     100,000,000 common shares, par value $0.001
                                                            2006        2005
Issued
     30,705,150 common shares (2005 - 5,389,900)        $ 30,705     $ 5,390
                                                        --------    --------

In accordance with a share exchange agreement dated July 12, 2005, the Company issued 23,305,000 common shares on October 4, 2005 to acquire 78.8% interest in S.Cam. As a result of the transaction the shareholders of S.Cam control 81% of the Company.

In October 2005 the Company issued 845,000 common shares for services valued at $42,250.

In May 2006 the Company issued 1,165,250 common shares for services valued at $116,525.

SORELL, INC.
(FORMERLY NETMEASURE TECHNOLOGY, INC.)
Notes to Financial Statements
June 30, 2006 and 2005
Unaudited
(Expreseed in U.S. Dollars)

12.     CAPITAL STOCK (cont'd)

     Stock Warrants and Options

In accordance with the bylaw, the Korean subsidiary may issue convertible bonds up to $9,751,000 and bonds with stock warrants up to $9,751,000, to individuals or companies other than shareholders. As of June 30, 2006, no bonds with stock warrants or convertible bonds have been issued by the subsidiary.

In accordance with the bylaw, the Korean subsidiary may grant stock options to its directors and employees up to 10% of its shares in accordance with the special resolution of shareholders' meeting (board of directors may grant up to 3% without the special resolution of shareholders' meeting). As of June 30, 2006, no stock options have been granted by the subsidiary.

On May 1, 2006 and June 9, 2006 the Company issued a total of 2,000,000 warrants to purchase up to 2,000,000 shares of common stock in conjunction with the issuance of convertible notes as described in note 9. The warrants are exercisable at a price of $0.75 per share until five years from the date of issuance. If the Company issues shares pursuant to a financing agreement below the exercise price, the exercise price of the warrants will be reduced accordingly.

13.     RETAINED EARNINGS

Pursuant to the Korean tax laws, the Company is allowed to claim the amount of retained earnings appropriated for reserves for research and human resource development as deductions in its income tax return. These reserves are not available for the payment of dividends until used for the specified purposes or reversed. However, the reserves which are not deducted in its income tax return are available for the payment of dividends.

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock or used to reduce accumulated deficit, if any, with the ratification by the Company's majority shareholders.

Included in retained earnings are reserves for $2,230,348 (2005 - $2,817,431) appropriated for tax purposes and $46,829 (2005 - $46,829) appropriated as a legal reserve regarding cash dividend.

SORELL, INC.
(FORMERLY NETMEASURE TECHNOLOGY, INC.)
Notes to Financial Statements
June 30, 2006 and 2005
Unaudited
(Expreseed in U.S. Dollars)

14.     COMMITMENTS

a) The Company is committed to lease obligations of its head office and employee residences, with varying expiring dates from September to November 2006. Future minimum annual payments (exclusive of taxes, insurance and maintenance costs) under these leases are as follows:

                          2006     $     36,270
                                   ------------

b) The Company has several licensing agreements for technologies that it acquired. The agreements require the Company to pay royalties in various flat and variable rates. The terms of these agreements range from one year to indefinite periods. During the quarter, the Company incurred approximately $15,694 of royalty fees.

15.     CONTINGENT LIABILITIES

a) The Company has been sued by three companies for damages for approximately $2.4 million. In each case, S.Cam has filed a counter claim. As at the quarter end, the outcome of the lawsuits can not be reasonably determined.

b) The Company has entered into forward contracts maturing from July 2006 to September 2006 to buy $100,000 with Korean won at a price of 1,022 won per dollar and to sell $200,000 for Korean won at a price of 1,047 won per dollar each month.

16.     MAJOR CUSTOMERS

For the period ended ended June 30, 2006, the Company had two major customers who accounted for 33% and 18% of the total sales in the period.

                         INDEPENDENT AUDITORS' REPORT

To the Stockholders of SORELL, INC. (FORMERLY NETMEASURE TECHNOLOGY, INC.)

     We have audited the consolidated balance sheets of SORELL, INC. (FORMERLY NETMEASURE TECHNOLOGY, INC.) (the "Company") as at December 31, 2005 and 2004, and the related consolidated statements of stockholders' deficiency, operations and cash flows for the years then ended. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operation, changes in its deficiency and its cash flows for the years ended, in conformity with accounting principles generally accepted in the United States of America. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses, which raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                             "SF  PARTNERSHIP,  LLP"

TORONTO,  CANADA                             CHARTERED  ACCOUNTANTS
April  10,  2006

SORELL,  INC.
(FORMERLY  NETMEASURE  TECHNOLOGY,  INC.)
Consolidated  Balance  Sheets
December  31,  2005  and  2004

                                                            2005          2004
                                                     -----------   -----------
                                ASSETS
CURRENT
Cash and cash equivalents (note 3). . . . . . . . .  $ 1,837,173   $ 3,256,577
Accounts receivable (net of allowance for
doubtful accounts $1,758,734; 2004 - $344,463). . .    4,313,552     4,118,318
Inventory (note 4). . . . . . . . . . . . . . . . .    6,297,695    12,215,524
Loans receivable (note 5) . . . . . . . . . . . . .       38,175        59,360
Prepaid and sundry assets . . . . . . . . . . . . .      254,480     2,258,308
                                                     -----------   -----------

                                                      12,741,075    21,908,087
LOANS RECEIVABLE (note 5) . . . . . . . . . . . . .       49,351        38,516
PROPERTIES AND EQUIPMENT (note 6) . . . . . . . . .    7,993,561     8,925,597
DEPOSITS. . . . . . . . . . . . . . . . . . . . . .      604,307       461,945
INVESTMENTS (note 7). . . . . . . . . . . . . . . .       27,153       103,586
                                                     -----------   -----------

                                                     $21,415,447   $31,437,731
                                                     ===========   ===========

LIABILITIES
CURRENT
Accounts payable. . . . . . . . . . . . . . . . . .  $ 8,282,497   $ 4,283,586
Loans payable - current (note 8). . . . . . . . . .   11,992,170    13,529,277
Deferred taxes (note 9) . . . . . . . . . . . . . .            -       107,979
                                                     -----------   -----------

                                                      20,274,667    17,920,842
ACCRUED SEVERANCE (note 10) . . . . . . . . . . . .      575,390       697,296
LOANS PAYABLE (note 11) . . . . . . . . . . . . . .    4,252,700     4,363,011
DEFERRED TAXES (note 9) . . . . . . . . . . . . . .            -       365,541
                                                     -----------   -----------

                                                      25,102,757    23,346,690
                                                     -----------   -----------

COMMITMENTS AND CONTINGENCIES - SEE NOTE 15 AND 16
STOCKHOLDERS' (DEFICIENCY) EQUITY
CAPITAL STOCK (note 12) . . . . . . . . . . . . . .       29,540         5,390
PAID IN CAPITAL . . . . . . . . . . . . . . . . . .    4,717,972     5,026,033
ACCUMULATED OTHER COMPREHENSIVE INCOME. . . . . . .      621,603       830,157
(DEFICIT) RETAINED EARNINGS (note 13) . . . . . . .   (9,056,425)    2,229,461
                                                     -----------   -----------

                                                      (3,687,310)    8,091,041
                                                     -----------   -----------

                                                     $21,415,447   $31,437,731
                                                     ===========   ===========


   (The accompanying notes are an integral part of these financial statements)

SORELL,  INC.
(FORMERLY  NETMEASURE  TECHNOLOGY,  INC.)
Consolidated  Statements  of  Stockholders'  Deficiency
Years  Ended  December  31,  2005  and  2004

                                                           PAID IN      ACCUMULATED                    TOTAL
                                                           CAPITAL IN   OTHER            (DEFICIT)     STOCKHOLDERS'
                                NUMBER OF        CAPITAL   EXCESS OF    COMPREHENSIVE    RETAINED      (DEFICIENCY)
                                SHARES           STOCK     PAR VALUE    INCOME           EARNINGS      EQUITY
                                ----------  ------------  ----------   --------------   ------------   -------------
Balance,
January 1, 2004. . . . . . . .   5,389,900  $      5,390  $5,026,033   $      (85,315)  $  3,238,189   $  8,184,297
Dividend paid. . . . . . . . .           -             -           -                -       (248,688)      (248,688)
Unrealized loss on
investment
(note 7) . . . . . . . . . . .           -             -           -          282,388              -        282,388
Foreign exchange
on translation . . . . . . . .           -             -           -          633,084              -        633,084
Net loss . . . . . . . . . . .           -             -           -                -       (760,040)      (760,040)
                                ----------  ------------  ----------   --------------   ------------   -------------
Balance, December 31, 2004 . .   5,389,900  $      5,390  $5,026,033   $      830,157   $  2,229,461   $  8,091,041
                                ==========  ============  ==========   ==============   ============   =============
Balance,
January 1, 2005. . . . . . . .   5,389,900  $      5,390  $5,026,033   $      830,157   $  2,229,461   $  8,091,041
Common shares
issued on
acquisition of
S.Cam (note 12). . . . . . . .  23,305,000        23,305    (349,466)               -              -       (326,161)
Common shares
issued for
services      (Note 12). . . .     845,000           845      41,405                -              -         42,250
Unrealized loss on investment
(note 7) . . . . . . . . . . .           -             -           -           78,776              -         78,776
Foreign exchange
on translation . . . . . . . .           -             -           -         (287,330)             -       (287,330)
Net loss . . . . . . . . . . .           -             -           -                -    (11,285,886)   (11,285,886)
                                ----------  ------------  ----------   --------------   ------------   -------------
Balance, December 31,
2005                            29,539,900  $     29,540  $4,717,972   $      621,603   $ (9,056,425)  $ (3,687,310)
                                ==========  ============  ==========   ==============   ============   =============


   (The accompanying notes are an integral part of these financial statements)

SORELL,  INC.
(FORMERLY  NETMEASURE  TECHNOLOGY,  INC.)
Consolidated  Statements  of  Operations
Years  Ended  December  31,  2005  and  2004

                                                               2005           2004
                                                       ------------   -------------
REVENUE
Manufacturing . . . . . . . . . . . . . . . . . . . .  $ 37,269,092   $102,876,109
Merchandise . . . . . . . . . . . . . . . . . . . . .     2,703,816      7,666,556
Subcontracting. . . . . . . . . . . . . . . . . . . .     1,375,815        380,156
Other . . . . . . . . . . . . . . . . . . . . . . . .       270,537        305,994
                                                       ------------   -------------

                                                         41,619,260    111,228,815
                                                       ------------   -------------

COST OF SALES
Manufacturing . . . . . . . . . . . . . . . . . . . .    41,439,518     99,744,235
Merchandise . . . . . . . . . . . . . . . . . . . . .     2,843,009      7,094,366
Subcontracting. . . . . . . . . . . . . . . . . . . .     1,025,115        281,099
                                                       ------------   -------------

                                                         45,307,642    107,119,700
                                                       ------------   -------------

GROSS (LOSS) PROFIT . . . . . . . . . . . . . . . . .    (3,688,382)     4,109,115
                                                       ------------   -------------

EXPENSES
Salaries, employee benefits, and retirement allowance     2,043,169      2,373,051
Research and development. . . . . . . . . . . . . . .     1,541,317      1,572,220
Professional fees . . . . . . . . . . . . . . . . . .       581,746        297,141
Bad debts . . . . . . . . . . . . . . . . . . . . . .     1,390,436        269,648
Taxes and dues. . . . . . . . . . . . . . . . . . . .       116,165        164,238
Advertising, promotion, and entertainment . . . . . .       278,964        155,724
Freight . . . . . . . . . . . . . . . . . . . . . . .       188,326        112,692
Travel. . . . . . . . . . . . . . . . . . . . . . . .       246,049        105,281
Utilities . . . . . . . . . . . . . . . . . . . . . .       101,585        101,247
Office and general. . . . . . . . . . . . . . . . . .        78,024         98,955
Cleanup cost of old plant . . . . . . . . . . . . . .             -         70,521
Rent. . . . . . . . . . . . . . . . . . . . . . . . .        16,676         54,938
Warranty. . . . . . . . . . . . . . . . . . . . . . .       772,363         23,211
Depreciation. . . . . . . . . . . . . . . . . . . . .       353,251        271,963
                                                       ------------   -------------

                                                          7,708,071      5,670,830
                                                       ------------   -------------

OPERATING LOSS. . . . . . . . . . . . . . . . . . . .   (11,396,453)    (1,561,715)
                                                       ------------   -------------

OTHER (EXPENSES) INCOME
Financing fees. . . . . . . . . . . . . . . . . . . .      (218,780)      (227,482)
Interest expense - net. . . . . . . . . . . . . . . .      (645,411)      (457,597)
Foreign exchange gain . . . . . . . . . . . . . . . .       224,475        571,495
Gain on forgiveness of shareholders advances and
   miscellaneous payable in parent. . . . . . . . . .       300,271              -
(Loss) gain on disposition of other assets. . . . . .       (21,156)       826,305
(Loss) gain on disposition of equipment . . . . . . .        (3,031)        56,923
                                                       ------------   -------------

                                                           (363,632)       769,644
                                                       ------------   -------------

LOSS BEFORE INCOME TAXES. . . . . . . . . . . . . . .   (11,760,085)      (792,071)
Income taxes expense - current. . . . . . . . . . . .             -        (17,866)
Income taxes expense - deferred . . . . . . . . . . .       474,199         49,897
                                                       ------------   -------------

NET LOSS. . . . . . . . . . . . . . . . . . . . . . .  $(11,285,886)  $   (760,040)
                                                       ============   =============

BASIC LOSS PER SHARE. . . . . . . . . . . . . . . . .  $      (0.39)  $      (0.03)
                                                       ============   =============

WEIGHTED AVERAGE NUMBER OF SHARES . . . . . . . . . .    28,906,150     28,694,900
                                                       ============   =============


   (The accompanying notes are an integral part of these financial statements)

SORELL,  INC.
(FORMERLY  NETMEASURE  TECHNOLOGY,  INC.)
Consolidated  Statements  of  Cash  Flows
Years  Ended  December  31,  2005  and  2004

                                                              2005          2004
                                                      ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss . . . . . . . . . . . . . . . . . . . . . .  $(11,285,886)  $  (760,040)
Adjustments for:
Depreciation . . . . . . . . . . . . . . . . . . . .     1,492,569     1,646,730
Loss (gain) on disposition of property . . . . . . .        21,156      (826,305)
Loss (gain) on disposition of equipment. . . . . . .         3,031       (56,923)
Gain on forgiveness of debt. . . . . . . . . . . . .      (318,797)            -
Stock issued in exchange for services. . . . . . . .        42,250             -
Change in non-cash working capital
Accounts receivable. . . . . . . . . . . . . . . . .      (195,234)      860,973
Inventory. . . . . . . . . . . . . . . . . . . . . .     5,713,550    (2,070,751)
Prepaid and sundry assets. . . . . . . . . . . . . .     2,003,829       205,114
Deposits . . . . . . . . . . . . . . . . . . . . . .      (142,362)      (78,936)
Accounts payable . . . . . . . . . . . . . . . . . .     3,998,911    (1,301,999)
Accrued severance. . . . . . . . . . . . . . . . . .      (121,906)      319,614
Deferred taxes . . . . . . . . . . . . . . . . . . .      (473,519)      (49,897)
                                                      ------------   ------------

                                                           737,592    (2,112,420)
                                                      ------------   ------------

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment. . . . . . . .      (544,934)   (4,763,068)
Investments. . . . . . . . . . . . . . . . . . . . .             -       737,459
Proceeds on disposition of property and equipment. .         6,429             -
                                                      ------------   ------------

                                                          (538,505)   (4,025,609)
                                                      ------------   ------------

CASH FLOWS FROM FINANCING ACTIVITIES
Loans receivable . . . . . . . . . . . . . . . . . .        10,350        (3,851)
Loans payable. . . . . . . . . . . . . . . . . . . .    (1,647,417)    7,167,762
Cash dividend paid . . . . . . . . . . . . . . . . .             -      (248,688)
                                                      ------------   ------------

                                                        (1,637,067)    6,915,223
                                                      ------------   ------------

FOREIGN EXCHANGE ON CASH AND CASH EQUIVALENTS. . . .        18,576       145,785
                                                      ------------   ------------

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS    (1,419,404)      922,979
CASH AND CASH EQUIVALENTS - BEGINNING OF  YEAR . . .     3,256,577     2,333,598
                                                      ------------   ------------

CASH AND CASH EQUIVALENTS - END OF YEAR. . . . . . .  $  1,837,173   $ 3,256,577
                                                      ============   ============

INTEREST AND INCOME TAXES PAID:
Interest paid. . . . . . . . . . . . . . . . . . . .  $    714,915   $   547,507
                                                      ============   ============

Income taxes paid. . . . . . . . . . . . . . . . . .  $      6,563   $    36,230
                                                      ============   ============


   (The accompanying notes are an integral part of these financial statements)

SORELL,  INC.
(FORMERLY  NETMEASURE  TECHNOLOGY,  INC.)
Notes  to  Financial  Statements
December  31,  2005  and  2004

1.      DESCRIPTION  OF  BUSINESS  AND  GOING  CONCERN

Sorell, Inc. (formerly NetMeasure Technology, Inc.) ("the Company") was incorporated under the laws of the State of Nevada on May 4, 1998. The company has no business activity before its merger with S. Cam Co. Ltd. ("S.Cam").

On October 4, 2005, in accordance with a Share Exchange Agreement dated July 12, 2005, S.Cam entered into a reverse-takeover transaction with the Company, whereby 78.8% of all the outstanding shares of the S Cam Co. Ltd., a Korean corporation, were exchanged for 23,305,000 of the newly issued shares of the Company. As a result of the transaction, the shareholders of S.Cam control 81% of the Company. While the Company is the legal parent, S.Cam, as a result of the reverse-takeover, became the parent company for accounting purposes.

S.Cam, a company operating in Namsa, Kyungki-Do, Korea, was founded on October 13, 1998 under the laws of the Republic of Korea to manufacture and sell consumer electronic products such as MP3 players and mobile phones.

Since 2002, the S.Cam, has been actively investing in research to develop consumer electronic products such as MP3 players under its own brand name 'Sorell'. Revenue from Sorell products amounted to approximately 66 % of total revenues of 2005 (2004 - 6%).

Going  Concern

The Company's consolidated financial statements are presented on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has experienced recurring losses since inception that raise substantial doubt as to its ability to continue as a going concern. For the years ended December 31, 2005 and 2004, the Company experienced net losses of $11,285,886 and $760,040 and has a negative working capital of $7,658,753 for 2005.

The Company's ability to continue as a going concern is contingent upon its ability to secure additional financing, initiating sale of its product and attaining profitable operations.

Management is pursuing various sources of equity financing in addition to increasing its sales base. During the year, the Company shifted its primary focus to the production of goods under its own brand name "Sorell". Subsequent to the year end, the company entered into two major contracts for sales of its GPS and NFI products to China and Europe for a total of $21.9 million as described in note 17. Although the Company has plans to pursue additional financing, there can be no assurance that the Company will be able to secure financing when needed or obtain such on terms satisfactory to the Company, if at all.

The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

SORELL,  INC.
(FORMERLY  NETMEASURE  TECHNOLOGY,  INC.)
Notes  to  Financial  Statements
December  31,  2005  and  2004

2.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

The accounting policies of the Company are in accordance with generally accepted accounting principles of the United States of America, and their basis of application is consistent. Outlined below are those policies considered particularly significant:

a)     Basis  of  Financial  Statement  Presentation

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

b)     Basis  of  Consolidation

The acquisition of S.Cam, by the Company has been recorded as a recapitalization of the Company, with the net assets of the Company and S.Cam, brought forward at their historical basis. The intention of the management of S.Cam, was to acquire the Company as a shell company listed on Nasdaq. Management does not intend to pursue the business of the Company. As such, accounting for the merger as the recapitalization of the Company is deemed appropriate.

Minority interest are recorded to the extent of their equity. Losses in excess of minority interest equity capital are charged against the majority interest and will be reversed when the losses reverse.

c)     Unit  of  Measurement

The US Dollar has been used as the unit of measurement in these financial statements.

d)     Use  of  Estimates

Preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to financial statements. These estimates are based on management's best knowledge of current events and actions the Company may undertake in the future. Actual results may ultimately differ from estimates, although management does not believe such changes will materially affect the financial statements in any individual year.

SORELL,  INC.
(FORMERLY  NETMEASURE  TECHNOLOGY,  INC.)
Notes  to  Financial  Statements
December  31,  2005  and  2004

2.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (cont'd)

e)     Revenue  Recognition

The Company generates revenues from sales of manufactured goods and merchandise, as well as subcontracted processing and assembly of goods.

Revenues from products sales and processing are recognized in accordance with Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB No. 101") when delivery has occurred provided there is persuasive evidence of an agreement, the fee is fixed or determinable and collection of the related receivable is probable.

f)     Provision  for  Warranty

The Company provides a provision for estimated warranty costs relating to the Company's brand 'Sorell' products during the warranty period of one year.
Estimated costs of product warranties are charged to current operations at the time of sale and are included in the balance sheet as part of accounts payable.

g)     Currency  Translation

     The Company's functional currency is Korean won. Adjustments to translate these statements into U.S. dollars at the balance sheet date are recorded in other comprehensive income.

     Foreign currency transactions of the Korean operation have been translated to Korean Won at the rate prevailing at the time of the transaction. Balance sheets items recorded in foreign currencies have been translated to Korean Wons at the year end rate. Realized foreign exchange gains and losses have been charged to income in the year.

h)     Cash  and  Equivalents

Highly liquid investments with maturities of three months or less when purchased are considered cash equivalents and recorded at cost, which approximates fair value.

i)     Loss  per  Common  Share

The Company calculates net loss per share based on SFAS No. 128, "Earnings Per Share". Basic loss per share is computed by dividing net loss attributable to the common stockholders by the weighted average number of common shares outstanding. Fully diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive

SORELL,  INC.
(FORMERLY  NETMEASURE  TECHNOLOGY,  INC.)
Notes  to  Financial  Statements
December  31,  2005  and  2004

2.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (cont'd)

j)     Comprehensive  Income

The Company adopted SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes the standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income is presented in the statements of stockholders' deficit, and consists of net income and unrealized gains (losses) on available for sale marketable securities; foreign currency translation adjustments and changes in market value of future contracts that qualify as a hedge; and negative equity adjustments recognized in accordance with SFAS No. 87. SFAS No. 130 requires only additional disclosures in the financial statements and does not affect the Company's financial position or results of operations.

k)     Properties  and  Equipment

Properties and equipment are stated at cost. Major renewals and betterments are capitalized and expenditures for repairs and maintenance are charges to expense as incurred. Depreciation is computed using the Undernoted annual rates and methods:

Buildings                      40  years     Straight  line
Leasehold  improvements         2  years     Straight  line
Machinery                       6  years     Declining  balance
Tools  and  equipment           6  years     Declining  balance
Vehicles                        6  years     Declining  balance
Furniture  and  fixtures        6  years     Declining  balance

l)     Inventories

Inventories are stated at the lower of cost or net realizable value. Net realizable value is determined by deducting selling expenses from selling price. The cost of inventories is determined on the weighted average method, except for materials-in-transit for which the specific identification method is used.

m)     Investments

Investments in available-for-sale securities are being recorded in accordance with FAS-115 "Accounting for Certain Investments in Debt and Equity Securities". Equity securities that are not held principally for the purpose of selling in the near term are reported at fair market value with unrealized holding gains and losses excluded from earnings and reported as a separate component of stockholders' equity.

SORELL,  INC.
(FORMERLY  NETMEASURE  TECHNOLOGY,  INC.)
Notes  to  Financial  Statements
December  31,  2005  and  2004

2.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (cont'd)

n)     Financial  Instruments

Fair values of cash equivalents, short-term and long-term investments and short-term debt approximate cost. The estimated fair values of other financial instruments, including debt, equity and risk management instruments, have been determined using market information and valuation methodologies, primarily discounted cash flow analysis. These estimates require considerable judgment in interpreting market data, and changes in assumptions or estimation methods could significantly affect the fair value estimates.

o)     Recent  Accounting  Pronouncements

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4". This statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing" to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 requires that those items be recognized as current period charges. In addition, this statement requires that allocation of fixed production overheads to costs of conversion be based upon the normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred in fiscal years beginning after June 15, 2005. We do not expect the implementation of Statement No. 154 to have a significant impact on our consolidated financial statements.

In May 2005, the FASB issued Statement No, 154, Accounting Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No. 3 (Statement No. 154). Statement No. 154 changes the requirements for the accounting for and reporting of a change in accounting principle. Statement No. 154 requires retrospective application of any change in accounting principle to prior periods' financial statements. Statement No. 154 is effective for the first fiscal period beginning after December 15, 2005. We do not expect the implementation of Statement No. 154 to have a significant impact on our consolidated financial statements.

3.     CASH  AND  CASH  EQUIVALENTS

The Company has provided term deposits of $677,060 (2004 - $487,550) as security for bank loans as described in note 8. The loans will mature on May 28, 2006, December 26, 2006 and November 6, 2006 respectively. As at December 31, 2005, the total loans outstanding were $1,828,511 (2004 - $743,026).

The Company has provided $50,000 as a guarantee for the royalty agreement as described in note 15b.

4.     INVENTORY

Inventory  includes  the  following:

                                                      2005           2004
Finished goods (net of inventory allowance of
542,630 (2004 - $700,605). . . . . . . . . . . .  $   326,405     $2,566,897
Work in progress (net of inventory allowance of
 $106,102 (2004 - $1,026,948) . . . . . . . . . .   1,082,948     1,489,676
Raw materials (net of inventory allowance of
550,277 (2004 - $NIL). . . . . . . . . . . . . .    4,888,342     8,158,951
                                                  -----------   -----------
                                                    6,297,695   $12,215,524
                                                  ===========   ===========

5.     LOANS  RECEIVABLE

The loans receivable from the Company's employees are interest bearing at 6% to 9% per annum and mature between December 2006 and 2008.

6.     PROPERTIES  AND  EQUIPMENT

Properties  and  equipment  are  comprised  as  follows:

                                               2005                       2004
                                        Accumulated                Accumulated
                                 Cost  Depreciation         Cost  Depreciation
                        -------------  ----------  -------------    ----------
Land . . . . . . . . .  $   1,254,838  $        -  $   1,237,200    $        -
Buildings. . . . . . .      4,435,146     183,620      4,372,812        71,684
Machinery. . . . . . .      6,530,901   5,041,600      6,316,249     4,114,469
Tools and equipment. .        921,089     583,207        900,691       426,759
Vehicles . . . . . . .        101,237      66,210         99,814        42,825
Furniture and fixtures      1,660,775   1,035,788      1,343,610       689,042
                        -------------  ----------  -------------    ----------

                        $  14,903,986  $6,910,425  $  14,270,376    $5,344,779
                        -------------  ----------  -------------    ----------
Net carrying amount. .              $   7,993,561                   $8,925,597
                                        ---------                   ----------

The land and buildings have been pledged as security for a short term bank loan as described in note 8 and a long term bank loan as described in note 11.

SORELL,  INC.
(FORMERLY  NETMEASURE  TECHNOLOGY,  INC.)
Notes  to  Financial  Statements
December  31,  2005  and  2004

7.     INVESTMENTS  AVAILABLE  FOR  SALE

                                                    2005             2004
Ein  View  Co.  Ltd  (15.4%  ownership)     $     21,941      $     98,447
Government  Bonds                                  5,212             5,139
                                            ------------      -------------
                                            $     27,153      $    103,586
                                            ============      =============

Ein View Co. Ltd is a private Korean company which manufactures camera parts. The company has net assets of approximately $144,000 as at Dec 31, 2005 (2004 - $639,000).

As the investee has recurring losses, the Company has written down the investment from carrying value to the Company's share of the net book value of the investee. The unrealized loss was charged to stockholder's equity.

8.     Loans  Payable  -  Current

        BANK NAME                   INTEREST       MATURITY DATE           2005            2004
- - -------------------------------  -------------   --------------     -------------      ------------
The Export-Import Bank of Korea  Libor  + 1.25%  August 20, 2005    $           -       $   155,387
The Export-Import Bank of Korea  Libor +         March 5 to
                                 1.52^ to 1.80%  June 9, 2005                   -           673,402
Korea First Bank                 5.41%           December 17, 2005              -           975,000
Industrial Bank of Korea         5.70%           October 20, 2006         791,200                 -
The Export-Import Bank of Korea  Libor + 1.17%   May 18, 2006           1,979,100         1,852,500
City Bank                        5.95%           May 28, 2006           3,773,035         4,350,450
Shinhan Bank                     5.60^           February 4, 2006         892,304         1,491,802
Korea Exchange Bank              5.53%           January 28, to         1,570,088         1,526,736
                                                 March 29, 2006
Hana Bank                        5.71%           March 21, 2006           593,400                 -
Hana Bank . . . . . . . . . . .  6.58% to 7.01%  November 6, 2006         345,011                 -
Jo Hung Bank                     6.00%           March 26, 2006         1,186,800                 -
Letters of Credit                                                         961,232         2,504,000
                                                                    -------------       -----------
                                                                    $  11,992,170       $13,529,277
                                                                    =============       ===========

SORELL,  INC.
(FORMERLY  NETMEASURE  TECHNOLOGY,  INC.)
Notes  to  Financial  Statements
December  31,  2005  and  2004

8.     LOANS  PAYABLE  -  CURRENT  (cont'd)

The current loans are payable monthly, interest only, and are secured as follows;

The Export - Import Bank of Korea loan of $1,879,100 is guaranteed by the Korea Technology Credit Guarantee Fund up to $964,275.

The City Bank loan of $3,773,035 is guaranteed by the Korea Credit Guarantee Fund up to $2,781,068 and the balance is secured by a term deposit of $494,500 as described in note 3.

The Shinhan Bank loan of $892,304 is guaranteed by the Korea Technology Credit Guarantee Fund up to $766,895.

The Korea Exchange Bank loan of $1,570,088 is guaranteed by the Korea Technology Credit Guarantee Fund up to $1,345,040.

The Hana Bank loan of $593,400 is guaranteed by a second charge of the company's land and building as described in note 6 with a carrying value of $5,506,362.

The Hana Bank loan of $345,011 is guaranteed by a term deposit of $44,100 as described in note 3.

The Jo Hung Bank loan of $1,186,800 is guaranteed by a term deposit of $138,460 as described in note 3.

Letters of Credit with various banks are guaranteed by the Korea Credit Guaranteed Fund up to $1,348,780.

The  Industrial  Bank  of  Korea  loan  of  $791,200  is  unsecured.

9.     INCOME  TAXES

The Company accounts for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes". This Standard prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates. The effects of future changes in tax laws or rates are not anticipated. Corporate income tax rates applicable to the Korean subsidiary in 2005 and 2004 are 16.5% of the first 100 million Korean Won ($84,000) of taxable income and 29.7 percent of the excess which was amended to 27.5% effective January 1, 2005, in accordance with the Corporate Income Tax Law enacted in 2004. The company provided a valuation allowance equal to the deferred tax amounts resulting from the tax losses. Tax losses from the Korean subsidiary can be carried forward for five years to offset future taxable income. Deferred income taxes were calculated based on the lower enacted rate of 16.5%. The utilitization of the losses expire in 2010.

SORELL,  INC.
(FORMERLY  NETMEASURE  TECHNOLOGY,  INC.)
Notes  to  Financial  Statements
December  31,  2005  and  2004

9.     INCOME  TAXES  (cont'd)

Under SFAS No. 109 income taxes are recognized for the following: a) amount of tax payable for the current year, and b) deferred tax liabilities and assets for future tax consequences of events that have been recognized differently in the financial statements than for tax purposes. The Company has deferred income tax assets arising from research and development expenses. For accounting purposes, these amounts are expenses when incurred. Under Korean tax laws, these amounts are deferred and amortized on a straight-line basis over 5 years.
The  Company  has  deferred  income  tax  liabilities  as  follows:

                                                           2005       2004
Deferred income tax liabilities:
  Research and development expenses claimed in
excess of accounting for tax purposes. . . . . . .  $   482,050   $431,916
Timing differences:
     Allowance for warranty provision. . . . . . .      (72,574)         -
     Allowance for severance accrual . . . . . . .      (88,373)         -
     Allowance for doubtful accounts receivable. .     (301,315)         -
     Inventory provision . . . . . . . . . . . . .     (336,526)         -
     Other miscellaneous timing differences. . . .      (62,205)    41,604
     Net operating loss carryforwards. . . . . . .   (1,384,186)         -
                                                    ------------  --------
                                                     (1,763,129)   473,520

Valuation allowance for deferred income tax assets    1,763,129          -
                                                    ------------  --------

                                                    $         -   $473,520
                                                    ============  ========


10.     RETIREMENT  AND  SEVERANCE  BENEFITS

The Company's liability for severance pay is calculated pursuant to applicable labour laws in Korea. Severance payment will be the monthly average of the three most recent months' salary of the employees multiplied by the number of years of employment as of the balance sheet date for all employees. For the chief executive officer and the directors, the severance pay is two times and one and a half times the monthly average respectively. The Company's liability is fully accrued and reduced by monthly deposits into a severance pay fund with an insurance company. As at December 31, 2004 and 2005, the amount of the liabilities accrued were $1,170,346 and $895,999 respectively. Severance pay expenses for the years ended December 31, 2004 and 2005 were $212,196 and $71,963 respectively.

SORELL,  INC.
(FORMERLY  NETMEASURE  TECHNOLOGY,  INC.)
Notes  to  Financial  Statements
December  31,  2005  and  2004

10.     RETIREMENT  AND  SEVERANCE  BENEFITS  (cont'd)

The deposit funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Korean severance pay laws or labour agreements. Cash surrender values of the deposit funds as at December 31, 2004 and 2005 were $473,049 and $320,608 respectively. Income earned from the deposit funds for 2004 and 2005 were $23,507 and $16,346 respectively.

11.     LOANS  PAYABLE  -  LONG  TERM

     BANK NAME              INTEREST        2005        2004
- - ------------------------  ------------  ------------  ----------
Industrial Bank of Korea  3.5% to 4.4%    $4,252,700   4,192,930
Hana Bank. . . . . . . .            0%             -     170,081
                                          ----------   ---------
                                        $  4,252,700  $4,363,011
                                        ============  ==========

The Industrial Bank of Korea loans are payable quarterly, interest only for the first three years of the term. Principal and interest will be payable quarterly, commencing in 2007, for the balance of the term. The loans will mature March and May of 2012. The loans are guaranteed by a first charge on the land and building as described in note 6 with a carrying value of $5,506,362.

Hana Bank loan was payable quarterly, interest only, and matured on November 6, 2005. The loan was guaranteed by Korea Development Corporation.

Principal  repayments  of  long-term  debt  is  comprised  as  follows:

                    2007     $    425,240
                    2008          850,540
                    2009          850,540
                    2010          850,540
                    2011          850,540
                    2012          425,300
                                  -------
                          $     4,252,700

SORELL,  INC.
(FORMERLY  NETMEASURE  TECHNOLOGY,  INC.)
Notes  to  Financial  Statements
December  31,  2005  and  2004

12.     CAPITAL  STOCK

Authorized:
     100,000,000 common shares, par value $0.001

                                                    2005            2004
Issued:
     29,539,900 common shares (2004 5,389,900)   $29,540          $5,390
                                                 -------          ------

In accordance with a share exchange agreement dated July 12, 2005, the company issued 23,305,000 common shares on October 4, 2005 to acquire 78.8% interest in S.Cam. As a result of the transaction the shareholders of S.Cam control 81% of the company.

In  October  2005  the  company  issued  845,000  for  services  at  $42,250.

     Stock  Warrants  and  Options

In accordance with the bylaw, the Korean subsidiary may issue convertible bonds up to $9,751,000 and bonds with stock warrants up to $9,751,000, to individuals or companies other than shareholders. As of December 31, 2005, no bonds with stock warrants or convertible bonds have been issued.

In accordance with the bylaw, the Korean subsidiary may grant stock options to its directors and employees up to 10% of its shares in accordance with the special resolution of shareholders' meeting (board of directors may grant up to 3% without the special resolution of shareholders' meeting). As of December 31, 2005, no stock options have been granted.

13.     RETAINED  EARNINGS

Pursuant to the Korean tax laws, the Company is allowed to claim the amount of retained earnings appropriated for reserves for research and human resource development as deductions in its income tax return. These reserves are not available for the payment of dividends until used for the specified purposes or reversed. However, the reserves which are not deducted in its income tax return are available for the payment of dividends.

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock or used to reduce accumulated deficit, if any, with the ratification by the Company's majority shareholders.

Included in retained earnings are reserves for $2,817,431 (2004 - $2,206,231) appropriated for tax purposes and $46,829 (2004 - $46,853) appropriated as a legal reserve regarding cash dividend.

SORELL,  INC.
(FORMERLY  NETMEASURE  TECHNOLOGY,  INC.)
Notes  to  Financial  Statements
December  31,  2005  and  2004

14.     MAJOR  CUSTOMERS

In 2004, the Company had two major customers which accounted for 65% of the total revenue. In 2005, there are no customer which accounted for more than 10% of the total gross revenue.

15.     COMMITMENTS

a) The Company is committed to lease obligations of its head office and employee residences, with varying expiring dates from September to November 2006. Future minimum annual payments (exclusive of taxes, insurance and maintenance costs) under these leases are as follows:

                               2006     $     59,817
                                        ------------

b) The company has several licensing agreements for technologies that it acquired. The agreements require the Company to pay royalties in various flat and variable rates. The terms of these agreements range from one year to indefinite periods. During the year, the Company incurred approximately $284,000 of royalty fees.

16.     CONTINGENT  LIABILITIES

a) The Company has letter of credit facilities of $440,00 requested for payments of purchases to be shipped after the year end.

b) The company has been sued by 3 companies for damages for approximately $2.4 million. In each case, S.Cam has filed a counter claim. As at the year end, the outcome of the lawsuits can not be reasonably determined.

c) The Company has entered into forward contracts maturing from January 2006 to September 2006 to buy $100,000 with Korean won at a price of 1,022 won per dollar and to sell $200,000 for Korean won at a price of 1,047 won per dollar each month.

SORELL,  INC.
(FORMERLY  NETMEASURE  TECHNOLOGY,  INC.)
Notes  to  Financial  Statements
December  31,  2005  and  2004

17.     SUBSEQUENT  EVENTS

a) In September 2005, the company entered into a sales contract with a German company for 100,000 units of its NF-1 product. Total value of the contract was $11,000,000. The delivery will take place in 2006. The profit margin from this contract is expected to be approximately $1.1 million.

b) In February 2006, the company entered into a sales contract with a Chinese consumer electronics company for 50,000 units of its NF-1 and GPS products. Total value of the contract was $10.9 million. Delivery will take place in 2006, commencing April. The profit margin from this contract is expected to be approximately $1.1 million.

                                    9,420,000
                                    SHARES OF
                                  COMMON STOCK

                                       OF

                                  SORELL, INC.





                                   PROSPECTUS




                 The date of this prospectus is September 22, 2006